   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON February 14, 2001

                                       REGISTRATION NOS. 333-49232/811-3240



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM N-4

                              ___________________


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
               Pre-Effective Amendment No.  [1]
               Post Effective Amendment No. [_]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                           Amendment No. 68 [X]

                              ___________________


                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT A
                          (EXACT NAME OF REGISTRANT)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (713) 831-1230
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                              ___________________

                            PAULETTA P. COHN, ESQ.
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                              ___________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AT THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT A
                                   POTENTIA
                                   FORM N-4
                                     UNDER
                        THE SECURITIES ACT OF 1933 AND
                      THE INVESTMENT COMPANY ACT OF 1940

                             ---------------------

                             CROSS REFERENCE SHEET

                        ITEM NO.                                          PROSPECTUS CAPTION
                                                     PART A
1.         Cover Page.................................    Cover Page
2.         Definitions................................    About the Prospectus
3.         Synopsis...................................    Fee Table
4.         Condensed Financial Information............    Selected Purchase Unit Data
5.         General Description of Registrant,
           Depositor and Portfolio Companies..........    Summary, General Information, Variable Account Options
6.         Deductions and Expenses....................    Fees and Charges, Surrender of Account Value
7.         General Description of Variable Annuity....    Transfers Between Investment Options, Purchase
                                                          Period, Payout Period, Surrender of Account
                                                          Value, Other Contract Features
8.         Annuity Period.............................    Payout Period
9.         Death Benefit..............................    Death Benefit
10.        Purchase and Contract Value................    Fees and Charges, Purchase Period
11.        Redemptions................................    Surrender of Account Value
12.        Taxes......................................    Federal Tax Matters
13.        Legal Proceedings..........................    Not Applicable
14.        Table of Contents of the Statement of
           Additional Information.....................    Contents of Statement of Additional Information

                                                     PART B

15.        Cover Page.................................    Cover Page
16.        Table of Contents..........................    Table of Contents
17.        General Information and History............    General Information
18.        Services...................................    Experts; Distribution of Variable Annuity Contracts
19.        Purchase of Securities Being Offered.......    Purchase Unit Value
20.        Underwriters...............................    Distribution of Variable Annuity Contracts
21.        Calculation of Performance Data............    Performance Calculations
22.        Annuity Payments...........................    N/A
23.        Financial Statements.......................    Financial Statements

PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
UNITS OF INTEREST UNDER GROUP
FIXED AND VARIABLE ANNUITY CONTRACTS
POTENTIA(R)
SEPARATE ACCOUNT A
                               February 15, 2001

PROSPECTUS

The Variable Annuity Life Insurance Company ("VALIC") offers certain Series of Potentia that consist of unallocated group annuity contracts (the "Contracts") to certain employer sponsored retirement plans. Potentia is available to participants in retirement programs that qualify for deferral of federal income taxes.

Potentia permits Participants to invest in and receive retirement benefits in a Fixed Account Option and/or an array of Variable Account Options described in this prospectus. Not all Variable Account Options are available under each employer's retirement program.

--------------------------------------------------------------------------------

VALIC is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. VALIC's membership in IMSA applies to VALIC only and not to its products or affiliates.

This prospectus provides information the Plan and Plan Participants should know before investing in Potentia. This prospectus is accompanied by the current prospectuses for the mutual fund options described in this prospectus. Please read and retain each of these prospectuses for future reference.

A Statement of Additional Information, dated February 15, 2001 contains additional information about Potentia and is part of this prospectus. Contract owners may obtain a free copy by calling 1-800-44-VALIC. Participants should contact their Plan's Administrator. The Statement of Additional Information has been filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).

INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS



About the Prospectus.....................................................  -4-
                                                                           ---
Fee Table................................................................  -6-
                                                                           ---
        Contract Owner/Participant Expenses..............................  -6-
                                                                           ---
        Fund Annual Expenses.............................................  -6-
                                                                           ---
        Example..........................................................  -7-
                                                                           ---
Summary..................................................................  -8-
                                                                           ---
        Fixed and Variable Options.......................................  -8-
                                                                           ---
        Transfers........................................................ -10-
                                                                          ----
        Fees and Charges................................................. -11-
                                                                          ----
        Payout Options................................................... -11-
                                                                          ----
        Federal Tax Information.......................................... -11-
                                                                          ----
        Purchase Requirements............................................ -11-
                                                                          ----
        Selected Purchase Unit Data...................................... -11-
                                                                          ----
General Information...................................................... -11-
                                                                          ----
        About Potentia................................................... -11-
                                                                          ----
        About VALIC...................................................... -12-
                                                                          ----
        About VALIC Separate Account A................................... -12-
                                                                          ----
        Units of Interest................................................ -13-
                                                                          ----
        Distribution of the Contracts.................................... -13-
                                                                          ----
Variable Account Options................................................. -13-
                                                                          ----
Purchase Period.......................................................... -14-
                                                                          ----
        Purchase Payments................................................ -14-
                                                                          ----
        Purchase Units................................................... -15-
                                                                          ----
        Calculation of Purchase Unit Value............................... -15-
                                                                          ----
        Choosing Investment Options...................................... -16-
                                                                          ----
        Potentia General Account......................................... -16-
                                                                          ----
        Variable Account Options......................................... -17-
                                                                          ----
        Stopping Purchase Payments....................................... -17-
                                                                          ----
Transfers Between Investment Options..................................... -17-
                                                                          ----
        During the Purchase Period....................................... -17-
                                                                          ----
        During the Payout Period......................................... -17-
                                                                          ----
        Effective Date of Transfer....................................... -18-
                                                                          ----

        Market Timing.................................................... -18-
                                                                          ----
Fees and Charges......................................................... -18-
                                                                          ----
        Premium Tax Charge............................................... -18-
                                                                          ----
        Separate Account Charges......................................... -19-
                                                                          ----
        Fund Annual Expense Charges...................................... -19-
                                                                          ----
        Other Tax Charges................................................ -19-
                                                                          ----
        Market Value Adjustment.......................................... -19-
                                                                          ----
Payout Period............................................................ -20-
                                                                          ----
Surrender of Account Value............................................... -23-
                                                                          ----
        When Surrenders Are Allowed...................................... -23-
                                                                          ----
        Surrender Restrictions........................................... -23-
                                                                          ----
        Partial Surrenders............................................... -24-
                                                                          ----
        Potentia General Account......................................... -24-
                                                                          ----
Death Benefits........................................................... -24-
                                                                          ----
How to Review Investment Performance of Separate Account Divisions....... -26-
                                                                          ----
        Types of Investment Performance Information Advertised........... -26-
                                                                          ----
        Total Return Performance Information............................. -26-
                                                                          ----
        Yield Performance Information.................................... -28-
                                                                          ----
Other Contract Features.................................................. -28-
                                                                          ----
        Changes That May Not Be Made..................................... -28-
                                                                          ----
        We Reserve Certain Rights........................................ -29-
                                                                          ----
        Relationship to Employer's Plan.................................. -29-
                                                                          ----
Voting Rights............................................................ -29-
                                                                          ----
        Who May Give Voting Instructions................................. -29-
                                                                          ----
        Determination of Fund Shares Attributable to an Account.......... -29-
                                                                          ----
        How Fund Shares Are Voted........................................ -30-
                                                                          ----
Federal Tax Matters...................................................... -30-
                                                                          ----
        Type of Plans.................................................... -30-
                                                                          ----
        Tax Consequences in General...................................... -30-
                                                                          ----
        Effect of Tax-Deferred Accumulations............................. -31-
                                                                          ----

ABOUT THE PROSPECTUS
--------------------------------------------------------------------------------

Unless otherwise specified in this prospectus, the words we, our, Company, and VALIC mean The Variable Annuity Life Insurance Company. The term Participant refers to the individual for whom Purchase Payments are made. The term Contract Owner refers to the employer, Plan or Plan trustee that owns the Contract.

We will use a number of other specific terms in this prospectus. We will, when that term is used in the prospectus, provide you with a definition of that term. The terms used in this prospectus for which we will provide you a definition are:

Defined Terms                                                         Page No.
-------------                                                         --------

Account Value                                                            17
Annuitant
Contract Owner                                                            4
Divisions                                                                12
Home Office
Mutual Fund or Fund                                                      12
Participant                                                               4
Payout Period                                                            20
Payout Unit                                                              20
Plan                                                                      4
Potentia General Account                                                 16
Purchase Payments                                                        14
Purchase Period                                                          14
Purchase Unit                                                            15
Purchase Unit Value                                                      15
VALIC Separate Account A                                                 12
Variable Account Options                                                 13

This prospectus is being provided to help Participants make decisions for selecting various investment options and benefits to plan and save for their retirement. It is intended to provide information about VALIC, Potentia, and saving for retirement. Most Participant rights described in this prospectus may be exercised by contacting the Plan's administrator or another Plan representative, rather than contacting VALIC directly. This helps ensure compliance with your employer's plan ("Plan").

The purpose of Variable Account Options is to provide investment returns which are greater than the effects of inflation. We cannot, however, guarantee that this purpose will be achieved.

This prospectus describes a contract in which units of interest in VALIC's Separate Account A are offered. Potentia will allow Participants to accumulate retirement dollars in the Potentia General Account and/or Variable Account Options. This prospectus describes only the variable aspects of Potentia except where the Potentia General Account is specifically mentioned.

For specific information about the Variable Account Options, Participants may refer to the mutual fund prospectuses. Participants should keep all prospectuses to help answer any questions they may have in the future.

Following this introduction is a summary of the major features and options of Potentia. It is intended to provide a brief overview of those sections discussed in more detail in this prospectus.

FEE TABLE
--------------------------------------------------------------------------------
CONTRACT OWNER/PARTICIPANT EXPENSES/1/
          Maximum Surrender Charge                                 0.00%
          Account Maintenance Fee                                 $   0
MORTALITY AND EXPENSE RISK AND ACCOUNT FEES AND EXPENSES           1.45%
(as a percentage of Separate Account net assets):
FUND ANNUAL EXPENSES
(as a percentage of net assets):

                                                                 MANAGEMENT                  OTHER          TOTAL FUND
                                                                     FEE                   EXPENSES          EXPENSES
                                                                 (AFTER FEE    12B-1    (AFTER EXPENSE    (AFTER EXPENSE
                             FUND                                 WAIVER)       FEES     WAIVERS)  (2)       WAIVER)
------------------------------------------------------------     ----------    -----    --------------    --------------
American Century Ultra Fund /(3)/                                      1.00%       -              0.00%             1.00%

Janus Adviser Worldwide Fund/ (4)/                                     0.65%    0.25%             0.30%             1.20%

North American - AG Aggressive Growth Lifestyle Fund /(3)/             0.10%       -              0.00%             0.10%

North American - AG Conservative                                       0.10%       -              0.00%             0.10%
Growth Lifestyle Fund /(5)/

North American - AG Core Bond Fund /(5)/                               0.50%       -              0.27%             0.77%

North American - AG Growth & Income Fund                               0.75%       -              0.05%             0.80%

North American - AG MidCap Index Fund                                  0.31%       -              0.05%             0.36%

North American - AG Moderate Growth Lifestyle Fund /(5)/               0.10%       -              0.00%             0.10%

North American - AG Small Cap Index Fund                               0.35%       -              0.50%             0.40%

North American - AG Social Awareness Fund                              0.50%       -              0.05%             0.55%

North American - AG Stock Index Fund                                   0.26%       -              0.05%             0.31%

North American - AG Strategic Bond Fund /(6)/                          0.60%       -              0.29%             0.89%

North American - AG1 Money Market Fund                                 0.50%       -              0.06%             0.56%

North American - Goldman Sachs Large Cap Growth Fund  /(6)/            0.55%       -              0.31%             0.86%

North American - J. P. Morgan Small Cap Growth Fund /(6)/              0.85%       -              0.31%             1.16%

North American - T. Rowe Price Science & Technology Fund               0.90%       -              0.06%             0.96%

Putnam Global Growth Fund - Class A Shares                             0.63%    0.25%             0.22%             1.10%

Putnam New Opportunities Fund -Class A Shares                          0.46%    0.25%             0.15%             0.86%

Putnam OTC & Emerging Growth Fund - Class A Shares                     0.51%    0.25%             0.17%             0.93%

(1)  Premium taxes are not shown here, but may be charged by some states.  See:
     "Premium Tax Charge" in this prospectus.
(2) Other Expenses includes custody, accounting, reports to shareholders, audit, legal, administrative and other miscellaneous expenses. See each Fund's prospectus for a detailed explanation of these fees.
(3) The American Century Ultra Fund was formerly known as the American Century Twentieth Century Ultra Fund.
(4) Janus Advisor Worldwide Fund: Janus Capital has contractually agreed to waive the Fund's total operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses) so that it will not exceed 1.20% until at least July 31, 2003.
(5) Total Combined Operating Expenses based on estimated total average weighted combined operating expenses for the North American - AG Aggressive Growth Lifestyle Fund is 1.08%, for North American - AG Conservative Growth Lifestyle Fund is 0.96%, and for North American - AG Moderate Growth Lifestyle Fund 1.01%. Estimated Total Combined Operating Expenses of each North American - AG Lifestyle Fund is based on the Total Fund Operating Expenses of the underlying North American - AG Funds and the North American
     - AG Lifestyle Funds, assuming each North American - AG Lifestyle Fund's projected asset allocation among the underlying North American - AG Funds is maintained.
(6) In the absence of management fee waiver, other expense waiver and total annual portfolio operating expense waiver, management fees, other expenses and total annual portfolio operating expenses, respectively would be: North American - AG Core Bond Fund, 0.50%, 0.92% and 1.42 %; North American - Goldman Sachs Large Cap Growth Fund, 0.55%, 0.89 % and 1.44%; North American - J. P. Morgan Small Cap Growth Fund, 0.85%, 0.86% and 1.71%; and North American - AG Strategic Bond Fund, 0.60%, 0.91 % and 1.51%.

 EXAMPLE
________________________________________________________________________________

Total Expenses. You would pay the following expenses on a $1,000 investment under a typical Potentia Contract invested in a single Separate Account Division as listed below, assuming a 5% annual return on assets:

                         FUND                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------------------------------     ------   -------   -------   --------
American Century Ultra Fund                                  $25       $76      $131       $279

Janus Adviser Worldwide Fund                                  27        82       141        299

North American - AG Aggressive Growth                         16        49        85        185
Lifestyle Fund

North American - AG Conservative                              16        49        85        185
Growth Lifestyle Fund

North American - AG Core Bond Fund                            23        69       119        256

North American - AG Growth & Income Fund                      23        70       121        259

North American - AG MidCap Index Fund                         18        57        98        213

North American - AG Moderate Growth Lifestyle Fund            16        49        85        185

North American - AG Small Cap Index Fund                      19        58       100        217

North American - AG Social Awareness Fund                     20        63       108        233

North American - AG Stock Index Fund                          18        55        96        208

North American - AG Strategic Bond Fund                       24        73       125        268

North American - AG1 Money Market Fund                        20        63       108        234

North American - Goldman Sachs Large Cap Growth Fund          23        72       124        265

North American - J. P. Morgan Small Cap Growth Fund           26        81       139        295

North American - T. Rowe Price Science & Technology           24        75       129        275
 Fund

Putnam Global Growth Fund - Class A Shares                    26        79       136        289

Putnam New Opportunities Fund -Class A Shares                 23        72       124        265

Putnam OTC & Emerging Growth Fund - Class A Shares            24        74       127        272

Note: These examples should not be considered representations of past or future expenses for VALIC Separate Account A or for any Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. The purpose of the Fee Table above is to help Contract Owners and Participants understand the various expenses of VALIC Separate Account A and the Funds which are, in effect, passed on to the Contract Owners and Participants.

This Fee Table shows all charges and expenses which may be deducted from the assets of VALIC Separate Account A and from the Funds in which VALIC Separate Account A invests. For a further description of these charges and expenses, see "Fees and Charges" in this prospectus and the descriptions of fees and charges in each of the Fund's prospectuses. Any and all limitations on total charges and expenses are reflected in this Fee Table.

SUMMARY
--------------------------------------------------------------------------------

Potentia is VALIC's combination fixed and variable annuity that offers Participants a wide choice of investment options and flexibility. A summary of Potentia's major features is presented below. For a more detailed discussion of Potentia, please read the entire prospectus carefully.

FIXED AND VARIABLE OPTIONS

Potentia offers a choice from among 19 Variable Account Options. An employer's retirement program will describe which Variable Account Options are available to Participants. Potentia also offers a Potentia General Account. All money contributed to a Contract is initially allocated to the Potentia General Account where it will remain until We are instructed to transfer amounts to a Variable Account Option.

------------------------------------------------------------------------------------------------------------------------------------
                                FIXED ACCOUNT
                                OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
FIXED                           Potentia General
OPTION                          Account
------------------------------------------------------------------------------------------------------------------------------------
                                VARIABLE ACCOUNT         INVESTMENT                             ADVISER             SUB-ADVISER
                                OPTIONS                  OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
INDEX EQUITY FUNDS              North American - AG      Seeks growth of capital through        VALIC               N/A/(1)/
                                MidCap Index Fund*(1)    investments primarily in a
                                (2)                      diversified portfolio of common
                                                         stocks that, as a group, are
                                                         expected to provide investment
                                                         results closely corresponding to
                                                         the performance of the Standard &
                                                         Poor's MidCap 400/(R)/ Index.
                              ------------------------------------------------------------------------------------------------------
                                North American - AG      Seeks growth of capital through        VALIC               N/A/(1)/
                                Small Cap Index          investment primarily in a
                                Fund*(2)                 diversified portfolio of common
                                                         stocks that, as a group, are
                                                         expected to provide investment
                                                         results closely corresponding to
                                                         the performance of the Russell
                                                         2000/(R)/ Index.
                              ------------------------------------------------------------------------------------------------------
                                North American - AG      Seeks long-term capital growth         VALIC               N/A/(1)/
                                Stock Index Fund /(2)/   through Investment in common Stocks
                                                         that, as a group are expected to
                                                         provide investment results closely
                                                         corresponding to the performance of
                                                         the Standard & Poor's 500 Stock
                                                         Index /(R)/.
------------------------------------------------------------------------------------------------------------------------------------

*    A series of North American Funds Variable Product Series I (NAFVPS I)
**   A series of North American Funds Variable Product Series II (NAFVPS II)
(1)  Bankers Trust Company ("Bankers Trust") previously served as sub-adviser to the North American - AG MidCap Index Fund, the
     North American - AG Small Cap Index Fund and the North American - AG Stock Index Fund. VALIC re-assumed direct management of each Fund's investment portfolio on October 1, 1999.
(2)  "Standard & Poor's /(R)/", "S&P(R)", "S&P 500(R)" and "S&P MidCap 400 /(R)/" are trademarks of Standard and Poor's ("S&P").
     North American - AG Mid Cap Index Fund and North American - AG Stock Index Fund are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in those Funds. The Russell 2000 /(R)/ Index is a trademark/servicemark of Frank Russell Trust Company. Russell /(TM)/ is a trademark of the Frank Russell Company.


SUMMARY - (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                VARIABLE ACCOUNT         INVESTMENT OBJECTIVE                   ADVISER             SUB-ADVISER
                                OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
ACTIVELY                        North American - AG      Seeks long-term growth of capital      VALIC               N/A
MANAGED                         Growth & Income Fund*    and, secondarily, current income
FUNDS                                                    through investment in common stocks
                                                         and equity-related securities.
                           ---------------------------------------------------------------------------------------------------------
                                                         Seeks capital growth through           American Century    N/A
                                American Century         investments primarily in common        Investment
                                Ultra Fund               stocks that are considered to have     Management, Inc.
                                                         better-than-average prospects for
                                                         appreciation.
                           ---------------------------------------------------------------------------------------------------------
                                Janus Adviser            Seeks long-term growth of capital      Janus Capital       N/A
                                Worldwide Fund           in a manner consistent with
                                                         preservation of capital.
                           ---------------------------------------------------------------------------------------------------------
                                North American -         Seeks long-term growth of capital      VALIC               Goldman Sachs
                                Goldman Sachs Large      through a broadly diversified                              Asset Management
                                Cap Growth Fund**        portfolio of equity securities of
                                                         large cap U.S. issuers that are
                                                         expected to have better prospects
                                                         for earnings growth than the growth
                                                         rate of the general domestic
                                                         economy.  Dividend income is a
                                                         secondary objective.
                           ---------------------------------------------------------------------------------------------------------
                                North American -         Seeks long-term growth from a          VALIC               J.P. Morgan
                                J. P. Morgan Small       portfolio of equity securities of                          Investment
                                Cap Growth Fund**        small capitalization growth                                Management, Inc.
                                                         companies
                           ---------------------------------------------------------------------------------------------------------
                                Putnam Global Growth     Seeks capital appreciation.            Putnam              N/A
                                Fund - Class A Shares    Current income is only an              Investment
                                                         incidental consideration in            Management, Inc.
                                                         selecting investments for the Fund.
                                                         The Fund is designed for investors,
                                                         seeking above-average capital
                                                         growth potential through a globally
                                                         diversified portfolio of common
                                                         stocks.  Dividend and interest
                                                         income is only an incidental
                                                         consideration.
                           ---------------------------------------------------------------------------------------------------------
                                Putnam New               Seeks long-term capital                Putnam              N/A
                                Opportunities Fund -     appreciation.  Current income is       Investment
                                Class A Shares           only an incidental consideration.      Management, Inc.
                                                         The Fund invests principally in
                                                         common stocks of companies in
                                                         sectors of the economy which the
                                                         Fund's investment adviser believes
                                                         possess above-average long-term
                                                         growth potential.
                           ---------------------------------------------------------------------------------------------------------
                                Putnam OTC & Emerging    Seeks capital appreciation by          Putnam              N/A
                                Growth Fund -  Class     investing primarily in common          Investment
                                A Shares                 stocks traded in the                   Management, Inc.
                                                         over-the-counter market and common
                                                         stocks of "emerging growth"
                                                         companies listed on securities
                                                         exchanges.  The Fund is designed
                                                         for investors willing to assume
                                                         above-average risk in return for
                                                         above average capital growth
                                                         potential.
------------------------------------------------------------------------------------------------------------------------------------
INCOME FUNDS                    North American - AG      Seeks the highest possible total       VALIC               American General
                                Core Bond Fund**         return consistent with conservation                        Investment
                                                         of capital through investment in                           Management, L.P.
                                                         medium- to high- quality fixed
                                                         income securities.
------------------------------------------------------------------------------------------------------------------------------------

*    A series of NAVPS I
**   A series of NAVPS II

------------------------------------------------------------------------------------------------------------------------------------
                                VARIABLE ACCOUNT      INVESTMENT OBJECTIVE                                ADVISER   SUB-ADVISER
                                OPTIONS
                           ---------------------------------------------------------------------------------------------------------
                                North American -AG    Seeks the highest possible total return and         VALIC     American General
                                Strategic Bond        income consistent with conservation of capital                Investment
                                Fund**                through investment in a diversified portfolio of              Management, Inc.
                                                      income producing securities.
------------------------------------------------------------------------------------------------------------------------------------
SPECIALTY FUNDS                 North American -      Seeks long-term growth of capital through           VALIC     T. Rowe Price
                                T. Rowe Price         investment primarily in the common stocks and                 Associates, Inc.
                                Science &             equity-related securities of companies that are
                                Technology Fund*      expected to benefit from the development,
                                                      advancement and use of science and technology.
                           ---------------------------------------------------------------------------------------------------------
                                North American - AG   Seeks growth of capital through investment,         VALIC     N/A
                                Social Awareness      primarily in common stocks, in companies which
                                Fund*                 meet the social criteria established for the
                                                      Fund.
------------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET FUNDS              North American -      Seeks liquidity, protection of capital and          VALIC     N/A
                                AG1 Money Market      current income through investments in short-term
                                Fund*                 money market instruments.
------------------------------------------------------------------------------------------------------------------------------------
LIFESTYLE FUNDS                 North American        Seeks growth through investment in NAFVPS I or      VALIC     N/A
                                Aggressive Growth     NAFVPS II Funds. This Fund is suitable for
                                Lifestyle Fund**      investors seeking the potential for capital
                                                      growth that a fund investing predominately in
                                                      equity securities may offer.
                           ---------------------------------------------------------------------------------------------------------
                                North American - AG   Seeks current income and low to moderate growth     VALIC     N/A
                                Conservative          of capital through investments in NAFVPS I or
                                Growth  Lifestyle     NAFVPS II Funds.  This Fund is suitable for
                                Fund**                investors who wish to invest in equity
                                                      securities, but who are not willing to assume
                                                      the market risks of either the Aggressive Growth
                                                      Lifestyle Fund or the Moderate Growth Lifestyle
                                                      Fund.
                           ---------------------------------------------------------------------------------------------------------
                                North American - AG   Seeks growth and current income through
                                Moderate Growth       investments in NAFVPS I or NAFVPS II Funds.
                                Lifestyle Fund**      This Fund is suitable for investors who wish to
                                                      invest in equity securities, but who are not
                                                      willing to assume the market risks of the
                                                      Aggressive Growth Lifestyle Fund.
------------------------------------------------------------------------------------------------------------------------------------

*   A series of NAFVPS I
**  A series of NAFVPS II

A detailed description of the investment objective of each Mutual Fund can be found in the current prospectus for each Fund mentioned.

TRANSFERS

There is no charge to transfer money among Potentia's investment options. Account Values may be transferred between Variable Account Option or between a Variable Account Options and the Potentia General Account at any time during the Purchase Period (please see the "Purchase Period" section in the Prospectus.).

Transfers can be made by the Plan or its administrator contacting our Home Office. For more information on account transfers, see the "Transfers Between Investment Options" section in the prospectus.

LOANS

The Potentia contract does not have a provision for contract loans. However, the employer or plan sponsor may offer loans through the Plan. A loan would be reflected as a withdrawal from the Potentia contract and a loan from the Plan trustee or third party administrator. Withdrawals from the Potentia General Account performed to fund Plan loans will be subject to a market value adjustment.

FEES AND CHARGES

PREMIUM TAX CHARGE

Premium taxes ranging from zero to 3 1/2% are currently imposed by certain states and municipalities on Purchase Payments made under the contract.

SEPARATE ACCOUNT CHARGES

An annual separate account charge will be assessed at an aggregate annualized rate of 1.45% on the average daily net asset value of VALIC Separate Account A.

More information on Fees may be found in the prospectus under the headings "Fees and Charges" and "Fee Table."

PAYOUT OPTIONS

When a Participant withdraws their money, they can select from several payout options: a lifetime annuity (which guarantees payment for as long as they live), periodic withdrawals and systematic withdrawals. More information on payout options can be found in the "Payout Period" section of the prospectus.

FEDERAL TAX INFORMATION

Although deferred annuity contracts often can be purchased with after-tax dollars, the Potentia contract is offered primarily in conjunction with retirement programs which receive favorable tax treatment under federal law. For a more detailed discussion of these income tax provisions, see the "Federal Tax Matters" section of the prospectus and of the Statement of Additional Information.

PURCHASE REQUIREMENTS

Purchase Payments may be made at any time and in any amount, subject to plan limitations. For more information on Purchase Payments, refer to the "Purchase Period" section of the prospectus.


SELECTED PURCHASE UNIT DATA
________________________________________________________________________________

The Contract is a new variable annuity product; therefore, there is no data regarding purchase units available at this time.

GENERAL INFORMATION
________________________________________________________________________________

ABOUT POTENTIA

Potentia was developed to help Participants save money for their retirement. It offers a combination of fixed and variable investment options that Participants can invest in to help them reach their retirement savings goals. Contributions to Potentia can come from different sources, like payroll deductions or money transfers. The retirement savings process with Potentia will involve two stages: the Purchase Period and the Payout Period. The first is when Participants make contributions into Potentia called "Purchase Payments." The second is when Participants receive their retirement payouts. For more information, see "Purchase Period" and "Payout Period" in this prospectus.

Participants may choose, depending upon their retirement savings goals, personal risk tolerances, and retirement plan, to invest in the Potentia General Account and/or the Variable Account Options described in this prospectus. The Plan provides for Participant retirement benefits by allowing the Participant to select an annuity for their payout.

The Potentia contract is unallocated, which means that VALIC will not maintain separate Participant account records and will not issue a separate contract or certificate to the Participant. However, the Participant's interest in the Contract, as reflected in records maintained by or on behalf of the plan sponsor, are subject to all of the applicable restrictions under Code Section 403(b), and to plan limitations that may be more restrictive than the Code restrictions. Most Participant rights described in this prospectus may be exercised by contacting the Plan's administrator or another Plan representative, rather than contacting VALIC directly. This helps ensure compliance with the employer's Plan.

ABOUT VALIC

We were originally organized on December 21, 1955, as The Variable Annuity Life
Insurance Company of America, located in Washington, D.C.   We re-organized in
the State of Texas on August 20, 1968, as The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts, like Potentia. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have Regional Offices throughout the United States.

VALIC is a member of the American General Corporation group of companies. Members of the American General Corporation group of companies operate in each of the 50 states, the District of Columbia, and Canada and collectively provide financial services with activities heavily weighted toward insurance.

VALIC is a member of the Insurance Marketplace Standards Association "IMSA". IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. VALIC's membership in IMSA applies to VALIC only and not its products or affiliates.

For more information about VALIC, see the Statement of Additional Information.

ABOUT VALIC SEPARATE ACCOUNT A

Money directed into Potentia's Variable Account Options will be sent through VALIC'S Separate Account A. Money is not invested directly in the Mutual Funds made available in Potentia. VALIC's Separate Account A invests in the Mutual Funds on behalf of the Plan. Mutual Fund or Fund refers to the investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A. VALIC Separate Account A is made up of what we call "Divisions." Nineteen Divisions are available and represent the Variable Account Options in Potentia. Each of these Divisions invests in a different Mutual Fund made available through Potentia. For example, Division Ten represents and invests in the North American - AG Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of VALIC Separate Account A.

VALIC established Separate Account A on July 25, 1979, under Texas insurance law. VALIC Separate Account A is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("Act"). Units of interest in VALIC Separate Account A are registered as securities under the Securities Act of 1933.

VALIC Separate Account A is administered and accounted for as part of VALIC's business operations. However, the income, capital gains or capital losses, whether or not realized of each Division of VALIC Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of Potentia, VALIC Separate Account A may not be charged with the liabilities of any other VALIC operation. The Texas Insurance Code requires that the assets of VALIC Separate Account A attributable to Potentia be held exclusively for the benefit of the Plan, Participants, annuitants, and beneficiaries of Potentia. When we discuss performance information in this prospectus, we mean the performance of a VALIC Separate Account A Division.

UNITS OF INTEREST

Investment in a Division of VALIC Separate Account A is represented by units of interest issued by VALIC Separate Account A. On a daily basis, the units of interest issued by VALIC Separate Account A are revalued to reflect that day's performance of the underlying mutual fund minus any applicable fees and charges to VALIC Separate Account A.

DISTRIBUTION OF THE CONTRACTS

American General Distributors, Inc. (the "Distributor"), an affiliate of VALIC, acts as VALIC's Separate Account A distributor. The Distributor's address is 2929 Allen Parkway, Houston, Texas 77019. For more information about the Distributor see "Distribution of Variable Annuity Contracts" in the Statement of Additional Information.

VALIC will pay the licensed agents who sell the Contracts a commission. Currently, the commission paid by VALIC will range up to 6.0% of each Purchase Payment. In addition, VALIC will pay managers who supervise the agents overriding commissions ranging up to 1% of each Purchase Payment. These various commissions are paid by VALIC and do not result in any charge to Contract Owners or to the Separate Account.

VARIABLE ACCOUNT OPTIONS
--------------------------------------------------------------------------------

Potentia provides nineteen Variable Account Options.   The Plan may limit the
number of Variable Account Options available to its Participants to a smaller number. Investment returns on Variable Account Options may be positive or negative depending on the investment performance of the underlying Mutual Fund.

Each individual Division represents and invests, through VALIC's Separate Account A, in specific Mutual Funds. These Mutual Funds serve as the investment vehicles for Potentia and include:

 . North American Funds Variable Product Series I (NAFVPS I) - offers 7 funds for which VALIC serves as investment adviser and, for 1 of such funds, T. Rowe Price Associates, Inc. serves as sub-adviser.

 . North American Funds Variable Product Series II (NAFVPS II) - offers 7 funds for which VALIC serves as investment adviser. Four of those funds have one of the following sub-advisers: American General Investment Management, L.P., Goldman Sachs Asset Management, or J.P. Morgan Investment Management Inc.

 . American Century Mutual Funds, Inc. - offers 1 fund for which American Century Investment Management, Inc. serves as investment adviser.

 . Putnam Investments - offers 3 funds for which Putnam Investment Management Inc., serves as investment adviser.

 . Janus Funds offers one fund for which Janus Capital serves as investment adviser.

Five of the Mutual Funds offered through VALIC's Separate Account A are also available to the general public.

Each of these Funds (except for the North American - AG Lifestyle Funds, which are non-diversified Funds) is registered as a diversified open-end, management investment company and is regulated under the Act. For complete information about each of these Funds, including charges and expenses, you should refer to the prospectus for that Fund. Additional copies are available from VALIC.

Shares of certain of the Funds are also sold to separate accounts of other insurance companies that may or may not be affiliated with us. This is known as "shared funding." These Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as "mixed funding." There are certain risks associated with mixed and shared funding. These risks are discussed in each Fund's prospectus.

PURCHASE PERIOD
--------------------------------------------------------------------------------

The Purchase Period begins when the first Participant Purchase Payment is made and continues until that Participant begins his Payout Period. The Purchase Period can also end for any Participant when a Potentia account is surrendered before the Payout Period. The amount, number, and frequency of Purchase Payments is determined by the retirement plan for which Potentia was purchased.

PURCHASE PAYMENTS

Initial Purchase Payments must be received by VALIC either with, or after, a completed Plan application. The Contract Owner or the Plan's administrator is responsible for furnishing instructions to us (a contribution flow report) as to the amount being applied to each account option.

Purchase Payments are received in VALIC's Home Office. When an initial Purchase Payment is accompanied or preceded by a Plan application, within 2 business days we will:

 . Accept the Application - and issue a contract. We will also establish the Plan's account and apply its Purchase Payment by crediting the amount to the Fixed Account Option or Variable Account Options selected;

 . Reject the Application - and return the Purchase Payment; or

 . Request Additional Information - to correct or complete the application. We will return the Purchase Payments within 5 business days if the requested information is not provided, unless the Plan otherwise so specifies.

If we receive Purchase Payments from the Plan before we receive its completed application, we will not be able to establish a permanent account for the Plan. Under those circumstances, we will return the Purchase Payment to the employer.

PURCHASE UNITS

A Purchase Unit is a unit of interest owned by the Plan in a Variable Account Option. Purchase Units apply only to the Variable Account Options selected by the Plan. Purchase Unit values are calculated at the close of regular trading of the New York Stock Exchange (the "Exchange"), currently 4:00 p.m. New York time (see Calculation of Purchase Unit Value below for more information.) Once we have established the Plan's account and have applied its initial Purchase Payment as described above, any subsequent Purchase Payment received by Us, or the Plan's administrator acting on our behalf, before the close of the Exchange will be credited the same business day. If not, it will be calculated and credited the next business day. Purchase Unit values will vary depending on the net investment results of each of the Variable Account Options. This means the value of the Variable Account Options will fluctuate.

CALCULATION OF PURCHASE UNIT VALUE

The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:

   Gross Investment Rate
   = (equals)
   The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
   / (divided by)
   The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate as of 4:00 p.m. New York time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:

   Net Investment Rate
   = (equals)
   Gross Investment Rate (calculated in Step 1)
   -  (minus)
   Separate Account charges and any income tax charges.

Step 3: Determine Purchase Unit Value for that day.

   Purchase Unit Value for that day.
   = (equals)
   Purchase Unit Value for immediate preceding day.
   x (multiplied by)
   Net Investment Rate (as calculated in Step 2) plus 1.00.

For more information as to how Purchase Unit Values are calculated, see the Statement of Additional Information.

CHOOSING INVESTMENT OPTIONS

There are 20 investment options offered in Potentia. This includes the Potentia General Account and 19 Variable Account Options. The Funds that underlie the Variable Account Options are registered as investment companies under and are subject to regulation of the Act. The Potentia General Account is not subject to regulation under the Act and is not required to be registered under the Securities Act of 1933. As a result, the SEC has not reviewed data in this prospectus that relates to the Potentia General Account. However, federal securities law does require such data to be accurate and complete.

POTENTIA GENERAL ACCOUNT

The Potentia General Account may be invested in either the general assets of the Company or in a Separate Account of the Company, depending upon state requirements. A Plan may allocate all or a portion of Participant Purchase Payments to the Potentia General Account. All payments under Potentia are initially allocated to the Potentia General Account, before being transferred to the Variable Account Options as instructed. Purchase Payments allocated to the Potentia General Account are guaranteed to earn at least a minimum rate of interest. Interest is paid on the Potentia General Account at declared rates. With the exception of the market value adjustment, which generally will be applied to withdrawals after the first plan year in excess of certain amounts, we bear the entire investment risk for the Potentia General Account. All Purchase Payments and interest earned on such amounts in the Potentia General Account will be paid regardless of the investment results experienced by the Company's general assets.

Here is how you may calculate the value of your Potentia General Account during the Purchase Period:

 Value of The Potentia General Account*
= (equals)
All Purchase Payments made to the Potentia General Account
+ (plus)
Amounts transferred from Variable Account Options to the Fixed
Account Options
+ (plus)
All interest earned
-  (minus)
Amounts transferred or withdrawn from Potentia General Accounts
(including applicable fees and charges)
__________
* This value may be subject to a market value adjustment. See "Market Value Adjustment" section below.

VARIABLE ACCOUNT OPTIONS

A Plan may allocate all or a portion of Participant Purchase Payments to the Variable Account Options listed in this prospectus. A complete discussion of each of the Variable Account Options may be found in the "Summary" and "Variable Account Options" sections in this prospectus and in each Fund's prospectus. Based upon a Variable Account Option's Purchase Unit Value the Plan's accounts will be credited with the applicable number of Purchase Units. The Purchase Unit Value of each Variable Account Option will change daily depending upon the investment performance of the underlying fund (which may be positive or negative) and the deduction of VALIC Separate Account A charges. See the "Fees and Charges" section in this prospectus. Because Purchase Unit Values change daily, the number of Purchase Units the Plan's accounts will be credited for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the value of the Plan's accounts may be worth more or less at retirement or withdrawal.

Here is how to calculate the value of each Variable Account Option in an account during the Purchase Period:

   Value of A Variable Account Option
   = (equals)
   Total Number of Purchase Units
   x (multiplied by)
   Current Purchase Unit Value

STOPPING PURCHASE PAYMENTS

Purchase Payments may be stopped at any time. Purchase Payments may be resumed at any time before the Potentia contract has been surrendered by the Plan. The value of the Purchase Units will continue to vary. The Plan's Account Value will continue to be subject to change.

TRANSFERS BETWEEN INVESTMENT OPTIONS
--------------------------------------------------------------------------------

Participants may request a transfer of all or part of their portion of the Account Value between the various Fixed Account and Variable Account Options in Potentia through the Plan's administrator or another designated representative of the Plan without a charge. The Account Value is the total sum of the Plan's Potentia General Account and Variable Account Options that have not yet been applied to payout payments. Transfers may be made during the Purchase Period or during the Payout Period. We reserve the right to limit transfers as discussed below.

DURING THE PURCHASE PERIOD

During the Purchase Period, We currently permit transfers between Variable Account Options or between a Variable Account Option and the Potentia General Account, at any time. We may, however, limit the number of transfers a Plan or its Participants can make.

DURING THE PAYOUT PERIOD

During the Payout Period, transfers between Potentia's investment options may be subject to certain limitations imposed by the annuity option purchased. In no event may transfers be done once payout begins from the Potentia General Account.

We will send the Plan confirmation of the completed transfer within 5 days from the date of its instruction. When the Plan or its administrator receives its confirmation, it is the Plan's duty to verify the information shown, and advise us of any errors within one business day.

EFFECTIVE DATE OF TRANSFER

The effective date of a transfer will be:

 . The date of receipt, if received by Us, or the Plan's administrator acting on our behalf, before the close of regular trading of the Exchange on a day values are calculated; (Normally, this will be 4:00 P.M. New York time); otherwise

 . The next date values are calculated.

MARKET TIMING

The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding frequent transfer requests.

FEES AND CHARGES
--------------------------------------------------------------------------------

By investing in Potentia, Participants may be subject to four basic types of fees and charges:

 . Premium Tax Charge

 . Separate Account Charges

 . Fund Annual Expense Charge

 . Other Tax Charges

These fees and charges are explained below. For additional information about these fees and charges, see the Fee Table in this prospectus.

In addition, certain charges may apply to the Potentia General Account which are discussed at the end of this section.

PREMIUM TAX CHARGE

Taxes on Purchase Payments are imposed by some states, cities, and towns. The rate will range from zero to 3 1/2%.

If the law of a state, city, or town requires premium taxes to be paid when Purchase Payments are made, we will, of course, comply.

Otherwise, such tax will be deducted from the Payout Value when annuity payments are to begin.

If we deduct an amount for premium taxes, but later find the tax was not due, we will adjust the amount deducted in error to reflect investment experience from the date of the deduction to the date we determined the tax was not due.

SEPARATE ACCOUNT CHARGES

There will be a separate account charge applied to VALIC Separate Account A. This is a daily charge at an annualized rate of 1.45% on the average daily net asset value of VALIC Separate Account A. This charge is guaranteed and cannot be increased by the Company. The separate account charge is to compensate the Company for assuming mortality and expense risks under Potentia. The mortality risk that the Company assumes is the obligation to provide payments during the Payout Period for a Participant's life no matter how long that might be. The expense risk is our obligation to cover the cost of issuing and administering Potentia, no matter how large the cost may be.

The Company may make a profit on the separate account charge.

For more information about the Separate Account Charge, see the Fee Table in this prospectus.

FUND ANNUAL EXPENSE CHARGES

Investment management charges based on a percentage of each Fund's average daily net assets are payable by each Fund. Depending on the Variable Account Option selected, the charges will be paid by each Fund to its investment adviser.
These charges and other Fund charges and expenses are fully described in the prospectuses for the Funds. These charges indirectly cost the Plan because they lower its return.

Some of the Mutual Funds or their affiliates may have an agreement with the Company to pay the Company for administrative and shareholder services it provides to the underlying Fund.

OTHER TAX CHARGES

We reserve the right to charge for certain taxes (other than premium taxes) that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

MARKET VALUE ADJUSTMENT

The Potentia General Account will be guaranteed to receive a stated rate of interest that is periodically delayed. We guarantee the Potentia General Account will earn at least 3%. Plan withdrawals after the first policy year in excess of 20% of the Account Value of the Potentia General Account as of the last anniversary of the Potentia Contract will be subject to a market value adjustment. This adjustment may be positive, negative, or zero based upon the differences in interest rates at the time the Contract was established and at the time of the withdrawal. This adjustment will not apply to any withdrawals of Account Value in the Potentia General Account used to purchase an annuity. The Plan should review the Contract for additional information on the Potentia General Account.

PAYOUT PERIOD
--------------------------------------------------------------------------------

The Payout Period on an annuity (Annuity Period) begins when a Participant decides to withdraw their money in a steady stream of payments. If the Plan permits, a Participant may be able to apply any portion of any amounts payable to one of the types of Payout Options listed below. A Participant may choose to have their Payout Option on either a fixed, a variable, or a combination payout basis. When a Participant chooses to have their Payout Option on a Variable basis, they may keep the same Variable Account Options they had under the Plan.

FIXED PAYOUT

Under Fixed Payout, a Participant will receive payments from the Company. These payments are fixed and guaranteed by the Company. The amount of these payments may depend on:

   .     Type and duration of Payout Option chosen;

   . The Participant's age or the Participant's age and the age of their survivor /(1)/;

   .     The amount being applied; and

   .     The payout rate being applied and the frequency of the payments.

   /(1)/ This applies only to joint and survivor payouts.

If the benefit would be greater, the amount of the Participant's payments will be based on the current payout rate the Company uses for immediate annuity contracts.

VARIABLE PAYOUT

With a Variable Payout, a Participant may select from their existing Variable Account Options. A Participant's payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Account Options the Participant selected. The Payout Unit Value is calculated just like the Purchase Unit Value for each Variable Account Option except that the Payout Unit Value includes a factor for the Assumed Investment Rate the Participant selected. Assumed Interest Rate means the rate used to determine a Participant's first monthly Payout Payment per thousand dollars of Account Value in their Variable Account Options(s). A Payout Unit is a measuring unit used to calculate Payout Payments from a Participant's variable account option. Payout Unit values will vary with the investment experience of the VALIC Separate Account a divisions the Participant selected.

For additional information on how Payout Payments and Payout Unit Values are calculated, see the Statement of Additional information.

In determining a Participant's first Payout Payment, an Assumed Investment Rate of 3% is used

(unless the Participant selects a higher rate as allowed by state law.) If the net investment experience of the Variable Account Option exceeds the Participant's Assumed Investment Rate, the Participant's next payment will be greater than their first payment. If the investment experience of the Variable Account Option is lower than the Participant's Assumed Investment Rate, the Participant's next payment will be less than their first payment.

COMBINATION FIXED AND VARIABLE PAYOUT

With a Combination Fixed and Variable Payout, the Participant may choose:

   . From the existing variable account options (payments will vary); with a

   . Fixed Payout (payment is fixed and guaranteed).

PAYOUT DATE

The Payout Date is the date elected by a Participant which under the annuity payout payments will start. The date elected must be the first of any month provided 30 days advance notice has been given to VALIC. The Participant's account will be valued ten days prior to the end of the month preceding the Payout Date. A request to start payments must be sent to our Home Office on a
form approved by VALIC.   Generally, for qualified contracts, the Payout Date
may be when a Participant attain age 59 1/2 or separates from service, but must be no later than April 1 following the calendar year you reach age 70 1/2 or the calendar year in which you retire. For additional information on the minimum distribution rules that apply to payments under 403(b), see "Federal Tax Matters" in this prospectus and in the Statement of Additional Information.

PAYOUT OPTIONS

A Participant may specify the manner in which their Payout Payments are made. A Participant may select one of the following options:

   . LIFE ONLY - payments are made only to a Participant during their lifetime.
     Under this option there is no provision for a death benefit for the beneficiary. For example, it would be possible under this option for the annuitant to receive only one payout payment if he died prior to the date of the second payment, two if he died before the third payment.

   . LIFE WITH GUARANTEED PERIOD - payments are made to a Participant during their lifetime, but if they die before the guaranteed period has expired, their beneficiary will receive payments for the rest of their guaranteed period.

   . LIFE WITH CASH OR UNIT REFUND - payments are made to a Participant during their lifetime. Upon their death, their beneficiary will receive a lump sum payment equal to the remaining Annuity Value.

   . JOINT AND SURVIVOR LIFE - payments are made to a Participant during the joint lifetime of the Participant and their beneficiary. Upon the death of one, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require maximum possible variable payouts during their joint lives and are not concerned with providing for beneficiaries at death of the last survivor. For example, it would be possible under this option for the joint annuitants to receive only one payment if both annuitants died prior to date of the second payment, or for the joint annuitants to receive only one payment and the surviving annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving annuitant dies prior to the date of third payment.

   . PAYMENT FOR A DESIGNATED PERIOD - payments are made to the Participant for a select number of years between five and thirty. Upon the Participant's death, payments will continue to their beneficiary until the designated period is completed.

ENHANCEMENTS TO PAYOUT OPTIONS

A Participant may be able to select enhancements to the Payout Options described above. These enhancements include partial annuitization, flexible payments of varying amounts and inflation protection payments. Additionally, certain options may be available with a one to twenty year guaranteed period. The Joint and Survivor Life Option may be available with a one to twenty year guaranteed period option. Not all of the enhancements are available under each option.

PAYOUT INFORMATION

Once a Participant's Payout Payments have begun, the option they have chosen may not be stopped or changed. Any one of the variable account options may result in a Participant receiving unequal payments during their life expectancy. If payments begin before age 59 1/2, a Participant may suffer unfavorable tax consequences, in the form of an excise tax, if the Participant does not meet an exception under federal tax law. See "Federal Tax Matters" in this prospectus.

A Participant's Payment Option should be selected at least 30 days before their Payout Date. If such selection is not made:

   . Payments will be made under the Life with Guaranteed Period Option,

   . The payments will be guaranteed for a 10 year period,

   . The payments will be based on the allocation used for your Purchase
     Payments,

   . Fixed Account Option will be used to distribute payments to you on a Fixed
     Payout basis, and

   . Variable Account Options will be used to distribute payments to you on a Variable Payout basis.

A Participant's first Payout Payment must total at least $25.

Most Payout Payments are made monthly. If the amount of a Participant's payment is less than $25, we reserve the right to reduce the number of payments made each year so each of a Participant's payments are at least $25, subject to any limitations under the Contract or Plan.

SURRENDER OF ACCOUNT VALUE
--------------------------------------------------------------------------------

WHEN SURRENDERS ARE ALLOWED

The Contract Owner may withdraw all or part of the Participant's Account Value at any time before Payout begins if:

   .  allowed under federal or state law

   .  allowed under the Plan


The maximum Surrender Value equals the Plan's Account Value next computed after its properly completed request for surrender is received in our Home Office subject to any applicable market value adjustment.

There is no guarantee that the Surrender Value in a Variable Account Option will ever equal or exceed the total amount of Purchase Payments received by us.

We will mail the Surrender Value within 7 calendar days after we receive a properly completed surrender request. However, we may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. See the current Fund(s)' prospectuses for a discussion of the reasons why the redemption of shares may be suspended or postponed.

We may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. See the current Fund(s)' prospectuses for a discussion of the reasons why the redemption of shares may be suspended or postponed.

We may receive a surrender for a Purchase Payment which has not cleared the banking system. We may delay payment of that portion of the Surrender Value until the check clears. The rest of the Surrender Value will be processed as usual.

SURRENDER RESTRICTIONS

Generally, Internal Revenue Code Section 403(b) permits total or partial distributions of elective deferrals or certain other amounts transferred into this Contract from a 403(b)(7) custodial account, or a 403(b) annuity contract, only on account of hardship (generally employee contributions only, without accrued interest), attainment of age 59 1/2, separation from service, death or disability. An employer's Plan may impose additional restrictions on withdrawals of these and other amounts.

PARTIAL SURRENDERS

The Contract Owner may request a partial surrender of the Participant's Account Value at any time, subject to any applicable surrender restrictions. A partial surrender will reduce the Account Value.

The reduction in the number of Purchase Units credited to the Plans Variable Account Option Account Value will equal the amount surrendered from the Variable Account Option divided by the Plan's Purchase Units next calculated after the request for surrender is received at our Home Office.

POTENTIA GENERAL ACCOUNT

For transactions made during the first year of the Contract, no charges or value adjustments will be made on surrenders. For transactions made after the first year of the Contracts, up to 20% of the Potentia General Account Accumulation Value as of the last Contract anniversary will be free from any charge or adjustment in value. All transfers above those limits will be subject to a market value adjustment as follows:

                              (1+A)/5/ / (1+B)/5/

          A= the average 10 year Treasury Constant Maturity Series rate computed as an average of such rates as of the last business day of the last 60 complete calendar months or the number of complete months since the Contract issue, if less, determined at the time of the surrender

          B= the 10 year Treasury Constant Maturity Series rate determined as of the last business day of the calendar month prior to the transaction

DEATH BENEFITS
--------------------------------------------------------------------------------

If a Participant dies before withdrawing his or her entire interest in the Contract, the remaining interest will be paid to the Participant's beneficiary(ies) as determined under the Plan, in accordance with the Plan and the Code. If the Participant dies during the Payout period, the remaining annuity payments, if any, will be paid to the Participant's beneficiary(ies) as determined under the Plan and as described below.

BENEFICIARY INFORMATION

The Beneficiary may receive death benefits:

   . In lump sum; or

   . In the form of an annuity under any of the Payout Options stated in the Payout Period section of this prospectus subject to the restrictions of that Payout Option.

Payment of any death benefits must be within the time limits set by federal tax law and by the Plan, if any.

BENEFICIARIES OTHER THAN SPOUSES

If the Beneficiary is not the spouse of the annuitant, death benefits must be paid.

   . In full within 5 years after the Annuitant's death; or

   . By payments beginning within 1 year after the Annuitant's death under:

        . A  life annuity;

        . A life annuity with payments certain; or

        . An annuity for a designated period not exceeding the Beneficiary's life expectancy.

If the annuitant dies before the Annuity Date, the Beneficiary as named by the Participant may receive the payout.

Payments certain or payments for a designated period cannot be for a greater period of time than the Beneficiary's life expectancy. After choosing a payment option, a Beneficiary may exercise many of the investment options and other rights that the Participant or Contract Owner had under Portfolio Director.

DURING THE PAYOUT PERIOD

If death occurs during the Payout Period, a Participant's Beneficiary may receive a death benefit depending on the Payout Options selected. The amount of death benefits will also depend on the Payout Option that you selected. The Payout Options available are described in the "Payout Period" section of this prospectus.

   . If the Life Only Option or Joint and Survivor Life Option were chosen, there will be no death benefit.

   . If the Life With Guaranteed Period Option, Joint and Survivor Life with
     Guaranteed Periods Option, Life with Cash or Unit Refund Option or Payment for a Designated Period Option were chosen, and the entire amount guaranteed has not been paid, the Beneficiary may choose on of the following within 60 days after death benefits are payable:

        . Receive the present value of any remaining payments in a lump sum; or

        . Receive the remaining payments under the same terms of the guaranteed period option chosen by the deceased Participant; or

        . Receive the present value of any remaining payments applied under the Payment for a Designated Period Option for a period equal to or shorter than the period remaining. Spouse beneficiaries may be entitled to more favorable treatment under federal tax law.

HOW TO REVIEW INVESTMENT PERFORMANCE
OF SEPARATE ACCOUNT DIVISIONS
--------------------------------------------------------------------------------

We will advertise information about the investment performance of VALIC Separate Account A Divisions. Our advertising of past investment performance results does not mean that future performance will be the same. The performance information will not predict what your actual investment experience will be in that Division or show past performance under an actual contract. We may also show how the Divisions rank on the basis of data compiled by independent ranking services.

Some of the Divisions (and underlying Funds) offered in this prospectus were previously available through other annuity or life insurance products or to the general public before Potentia was first available to you. We may therefore, advertise investment performance since the inception of the underlying Funds. In each case, we will use the charges and fees imposed by Potentia in calculating the Division's investment performance.

TYPES OF INVESTMENT PERFORMANCE
INFORMATION ADVERTISED

We may advertise the Division's Total Return Performance information and Yield Performance information.

TOTAL RETURN PERFORMANCE INFORMATION

Total Return Performance Information is based on the overall dollar or percentage change in value of an assumed investment in a Division over a given period of time.

There are seven ways Total Return Performance Information may be advertised:

 . Standard Average Annual Total Return

 . Nonstandard Average Annual Total Return

 . Cumulative Total Return

 . Annual Change in Purchase Unit Value

 . Cumulative Change in Purchase Unit Value

 . Total Return Based on Different Investment Amounts

 . An Assumed Account Value of $10,000

Each of these is described below.

Standard Average Annual Total Return

Standard Average Annual Total Return shows the average percentage change in the value of an investment in the Division from the beginning to the end of a given historical period. The results shown are after all charges and fees have been applied against the Division. Premium taxes are not deducted. This information is calculated for each Division based on how an initial assumed payment of $1,000 performed at the end of 1, 5 and 10 year periods. If Standard Average Annual Return for a Division is not available for a stated period, we may show the Standard Average Annual Total Return since Division inception.

The return for periods of more than one year are annualized to obtain the average annual percentage increase (or decrease) during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

Nonstandard Average Annual Total Return

Nonstandard Average Annual Total Return is calculated in the same manner as the Standard Average Annual Total Return. However, Nonstandard Average Annual Total Return shows only the historic investment results of the Division. Premium taxes are not deducted. The SEC staff takes the position that performance information of an underlying Fund reduced by Account fees for a period prior to the inception of the corresponding Division is nonstandard performance information regardless of whether all account fees and charges are deducted.

Cumulative Total Return

Cumulative Total Return may be calculated for 1, 5 and 10 year periods. If Cumulative Total Return for a Division is not available for a stated period, we may show the Cumulative Total Return since Division inception. It is based on an assumed initial investment of $10,000. The Cumulative Return will be calculated without deduction of premium taxes.

Annual Change in Purchase Unit Value

Annual Change in Purchase Unit Value is a percentage change during a one year period or since inception. This is calculated as follows:

 . The Purchase Unit Value at the start of the period or year is subtracted from the Purchase Unit Value at the end of the period or year;

 . The difference is divided by the Purchase Unit Value at the start of the period or year.

Premium taxes are not deducted. The effect of these taxes, if deducted, would reduce the Division's Annual Change in Purchase Unit Value.

Cumulative Change in Purchase Unit Value

Cumulative Change in Purchase Unit Value is a percentage change from the beginning to the ending of a period usually greater than one year. Otherwise, it is calculated in the same way as the Annual Change in Purchase Unit Value.

Total Return Based on Different Investment Amounts

We may show total return information based on different investment amounts. For example, we may show $200 a month for 10 years, or $100 a month to age 65. Fees may or may not be included. Each performance illustration will explain the Potentia charges and fees imposed on the Division.

An Assumed Account Value of $10,000

We may show annual values based on an initial investment of $10,000. This will not reflect any deduction for account maintenance fees, surrender charges and premium taxes.

YIELD PERFORMANCE INFORMATION

We may advertise Yield Performance, at a given point in time. A Division's yield is one way of showing the rate of income the Division is earning as a percentage of the Division's Purchase Unit Value.

NAFVPS 1 Money Market Division

We may advertise the NAFVPS 1 Money Market Divisions' Current Yield and Effective Yield.

The Current Yield refers to the income produced by an investment in the North American - AG1 Money Market Division over a given 7-day period. The Current Yield does not take into account premium taxes. The income produced over a 7 day period is then "annualized." This means we are assuming the amount of income produced during the 7-day period will continue to be produced each week for an entire year. The annualized amount is shown as a percentage of the investment.

The Effective Yield is calculated in a manner similar to the Current Yield.
But, when the yield is annualized the income earned is assumed to be reinvested. The compounding effect will cause the Effective Yield to be higher than the Current Yield.

Divisions Other Than The NAFVPS I Money Market Division

We may advertise the standardized yield performance for each Division other than the North American - AG1 Money Market Division. The yield for each of these Divisions will be determined as follows:

 . We will divide the average daily net investment income per Purchase Unit by the Purchase Unit Value on the last day of the period; and

 . We will annualize the result.

OTHER CONTRACT FEATURES
--------------------------------------------------------------------------------

CHANGES THAT MAY NOT BE MADE

The Contract Owner may not be changed once their account has been established:

WE RESERVE CERTAIN RIGHTS

We reserve the right to:

 . Amend the Contract to conform with substitutions of investments (provided that SEC approval of the substitution is obtained);

 . Amend the Contract to comply with tax or other laws;

 . Make changes (upon written notice) that would apply only to new Participants after the effective date of the changes;

 . Operate VALIC Separate Account A as a management investment company under the Act, in consideration of an investment management fee or in any other form permitted by law;

 . Deregister VALIC Separate Account A under the Act, if registration is no longer required;

 . Stop accepting new Participants under a  Contract.

RELATIONSHIP TO EMPLOYER'S PLAN

Participants should always refer to the terms and conditions in the Plan, including any Plan limitations that may limit a Participant's rights with respect to amounts held under the Potentia Contract, when reviewing the descriptions of Potentia in this prospectus.

VOTING RIGHTS
--------------------------------------------------------------------------------

As discussed in the "About VALIC Separate Account A" section of this prospectus, VALIC Separate Account A holds on the Plan's behalf shares of the Funds which comprise the Variable Account Options. From time to time the Funds are required to hold a shareholder meeting to obtain approval from their shareholders for certain matters. Subject to any contrary provisions in the Plan, Participants may be entitled to give voting instructions to us as to how VALIC Separate Account A should vote its Fund shares on these matters. Those persons entitled to give voting instructions will be determined before the shareholders meeting is held. For more information about these shareholder meetings and when they may be held, see the Funds' prospectuses.

WHO MAY GIVE VOTING INSTRUCTIONS

During the Purchase Period, the Plan will dictate whether Participants will have the right to give voting instructions for the shareholder meetings. Contract Owners will instruct VALIC Separate Account A in accordance with these instructions. Plans will receive proxy material and a form on which voting instructions may be given before the shareholder meeting is held.

DETERMINATION OF FUND SHARES ATTRIBUTABLE TO AN ACCOUNT

During Purchase Period

The number of Fund shares attributable to A Plan's account will be determined on the basis of the Purchase Units credited to the Plan's account on the record date set for the Fund shareholder meeting.

During Payout Period or After A Death Benefit Has Been Paid

Participants that select fixed annuities will not have voting rights because they will no longer have any interest in fund shares. Participants electing variable annuities, if any are then available, will have whatever rights are provided under those contracts. The number of Fund shares attributable to A participant's account will be based on the liability for future variable annuity payments to the payees on the record date set for the Fund shareholder meeting.

How Fund Shares Are Voted

The Funds which comprise the Variable Account Options in Potentia may have a number of shareholders including VALIC Separate Account A, VALIC's other affiliated insurance company separate accounts and retirement plans within the American General group of companies and public shareholders.

VALIC Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all the Contract Owners invested in that Fund entitled to give instructions at that shareholder meeting. VALIC Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

In the future, we may decide how to vote the shares of VALIC or VALIC Separate Account A in a different manner if permitted at that time under federal securities law.

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

Potentia provides tax-deferred accumulation over time, but is subject to federal income and excise taxes, mentioned briefly below. You should refer to the Statement of Additional Information for further details. Section references are to the Internal Revenue Code ("Code"). We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Remember that future legislation could modify the rules discussed below, and always consult your personal tax adviser regarding how the current rules apply to your specific situation.

TYPE OF PLANS

Potentia Contracts are offered primarily to employer-sponsored tax-qualified
retirement programs.   The Contracts offered with this prospectus are issued
only to Code Section 403(b) annuity plans.

TAX CONSEQUENCES IN GENERAL

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect under an employer's 403(b) Plan. Please refer to the detailed explanation in the Statement of Additional Information, the documents (if any) controlling the retirement arrangement through which the contract is offered, and your personal tax adviser.

Purchase Payments under Potentia can be made as contributions by employers, or as pre-tax or after-tax contributions by employees, depending on the type of retirement program. After-tax employee contributions constitute investment in the Contract. Potentia Contracts offered under this prospectus are only offered to 403(b) programs. Contracts offered under such programs receive deferral of tax on the inside build-up of earnings on invested Purchase Payments until a distribution occurs. See the Statement of Additional Information for special rules.

Generally, the portion of a distribution which is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations.

Amounts subject to income tax may also incur excise or penalty taxes, under the circumstances described in the Statement of Additional Information. Generally, they would also be subject to some form of federal income tax withholding unless rolled into another tax-deferred vehicle. Required withholding will vary according to type of program, type of payment and your tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

It is the opinion of VALIC and its tax counsel that a Qualified Contract described in Section 403(b) of the Code does not lose its deferred tax treatment if purchase payments under the contract are invested in publicly available mutual funds. In 1999, the IRS confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

In its ruling in 1981, the IRS had taken the position that, where purchase payments under a variable annuity contract are invested in publicly available mutual funds, the contract owner should be treated as the owner of the mutual fund shares, and deferred tax treatment under the contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation (Code Section 817(h)) which specifically exempts these Qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these Qualified Contracts under current law.

EFFECT OF TAX-DEFERRED ACCUMULATIONS

The chart below compares the results from contributions made to:

 . Potentia Contract issued to a tax favored retirement program purchased with pre-tax contributions;

 . A non-qualified Contract purchased with after-tax contributions and;

 . Conventional savings vehicles such as savings accounts.

                        THE POWER OF TAX-DEFERRED GROWTH

[BAR GRAPH]

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax deferred plan, (2) contributing $100 to a nonqualified, tax-deferred annuity, and (3) contributing $100 per month ($138.89 since contributions are made before tax) to a qualified tax-deferred plan. The chart assumes a 28% tax rate and an 8% fixed rate of return. Variable options incur mortality and expense risk fee charges and may also incur account maintenance fees and surrender charges. The chart does not reflect the deduction of any such fees. An additional 10% tax penalty may apply to withdrawals before age 59 1/2. This information is for illustrative purposes only and is not a guarantee of future return.

Unlike savings accounts, contributions to tax-favored retirement programs and Non-Qualified Contracts generally provide tax deferred treatment on earnings.
In addition, contributions to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program increases the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax deferred savings using a 28% Federal tax bracket, an annual fixed yield (BEFORE THE DEDUCTION OF ANY FEES OR CHARGES) of 8% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual fixed yield of 5.76% under a conventional savings program. THE 8% YIELD ON THE TAX-FAVORED PROGRAM WILL BE REDUCED BY THE IMPACT OF INCOME TAXES UPON WITHDRAWAL. The yield will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees and charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a conventional savings account:

                              PAYCHECK COMPARISON

                                       TAX-FAVORED   CONVENTIONAL
                                       RETIREMENT       SAVINGS
                                         PROGRAM        ACCOUNT
-----------------------------------------------------------------
Annual amount available for                 $2,500         $2,500
 savings before federal taxes
-----------------------------------------------------------------
Current federal income tax due on                0           (700)
 Purchase Payments
-----------------------------------------------------------------
Net retirement plan Purchase                $2,500         $1,800
 Payments
-----------------------------------------------------------------

This chart assumes a 28% federal income tax rate. The $700 which is paid toward current federal income taxes reduces the actual amount saved in the conventional savings account to $1,800 while the full $2,500 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,500, the contribution to a tax-qualified retirement program results in a current out-of-pocket expense of $1,800 while the contribution to a conventional savings account requires the full $2,500 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such as one under Section 403(b) of the Code, which allows Participants to exclude contributions within limits, from gross income.

General Information

Please tear off, complete and return the form below to The Variable Annuity Life Insurance Company, 2929 Allen Parkway, Houston, Texas 77019. A Statement of Additional Information may also be ordered by calling 1-888-258-3422.

 ................................................................................
                               POTENTIA CONTRACTS

Please send me a free copy of the Statement of Additional Information for The Variable Annuity Life Insurance Company Separate Account A (Potentia).

                             (Please Print or Type)


Name: ________________________________
G.A. # ________________________________


Address: ______________________________
Policy # _______________________________

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS


 GENERAL INFORMATION.....................................................................   3
                                                                                           --
        Marketing Information............................................................   3
                                                                                           --
        Endorsements and Published Ratings...............................................   4
                                                                                           --

 TYPES OF VARIABLE ANNUITY CONTRACTS.....................................................   4
                                                                                           --

 FEDERAL TAX MATTERS.....................................................................   5
                                                                                           --
        Tax Consequences of Purchase Payments to 403(b) Annuities........................   5
                                                                                           --
        Tax Consequences of Distributions from 403(b) Annuities..........................   5
                                                                                           --
        Special Tax Consequences -- Early Distribution from 403(b) Annuities.............   6
                                                                                           --
        Special Tax Consequences -- Required Distributions from 403(b) Annuities.........   6
                                                                                           --
        Tax-Free Rollovers, Transfers From 403(b) Annuities..............................   6
                                                                                           --

 PURCHASE UNIT VALUE.....................................................................   7
                                                                                           --
        Illustration of Calculation of Purchase Unit Value...............................   7
                                                                                           --
        Illustration of Purchase of Purchase Units (Assuming No State Premium Tax).......   7
                                                                                           --

 PERFORMANCE CALCULATIONS................................................................   7
                                                                                           --
        North American-AG1 Money Market Divisions Yields.................................   7
                                                                                           --
        Standardized Yield for Bond Fund Divisions.......................................   8
                                                                                           --
        Illustration of Calculation of Standardized Yield for Bond Fund Divisions........   8
                                                                                           --
        Calculation of Average Annual Total Return.......................................   9
                                                                                           --
        Calculation of Potentia General Account..........................................   9
                                                                                           --

 PERFORMANCE INFORMATION.................................................................  10
                                                                                           --
        General..........................................................................  10
                                                                                           --
        Average Annual Total Return and Cumulative Return Tables.........................  11
                                                                                           --

 PAYOUT PAYMENTS.........................................................................  14
                                                                                           --

 DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS..............................................  16
                                                                                           --

 EXPERTS.................................................................................  16
                                                                                           --

 COMMENTS ON FINANCIAL STATEMENTS........................................................  16
                                                                                           --

                  The Variable Annuity Life Insurance Company
                    2929 Allen Parkway, Houston, Texas 77019



[AMERICAN GENERAL LOGO]

The Variable Annuity Life Insurance Company is a member of American General Financial Group.
American General Financial Group is the marketing name for American General Corporation and its subsidiaries.
(C)The Variable Annuity Life Insurance Company, Houston, Texas

VA 13340

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY



                               SEPARATE ACCOUNT A

                         UNITS OF INTEREST UNDER GROUP

                           VARIABLE ANNUITY CONTRACTS



                                    POTENTIA



________________________________________________________________________________

                      STATEMENT OF ADDITIONAL INFORMATION
________________________________________________________________________________



                                FORM N-4 PART B

                               FEBRUARY 15, 2000



This Statement of Additional Information is not a prospectus but contains information in addition to that set forth in the prospectus for Potentia dated February 15, 2001 ("Contracts") and should be read in conjunction with the prospectus. The terms used in this Statement of Additional Information have the same meaning as those set forth in the prospectus. A prospectus may be obtained by the Contract Owner by calling 1-888-258-3422 or writing the Company, or American General Distributors, Inc., an affiliate of VALIC, (the "Distributor") at 2929 Allen Parkway, Houston, Texas 77019. Participants should contact their Plans Administrator.



VA 13340-1

                               TABLE OF CONTENTS


GENERAL INFORMATION.....................................................................   3
                                                                                           -
        Marketing Information...........................................................   3
                                                                                           -
        Endorsements and Published Ratings..............................................   4
                                                                                           -

TYPES OF VARIABLE ANNUITY CONTRACTS.....................................................   4
                                                                                           -

FEDERAL TAX MATTERS.....................................................................   5
                                                                                          --
        Tax Consequences of Purchase Payments to 403(b) Annuities.......................   5
                                                                                          --
        Tax Consequences of Distributions from 403(b) Annuities.........................   5
                                                                                          --
        Special Tax Consequences -- Early Distribution from 403(b) Annuities............   6
                                                                                          --
        Special Tax Consequences -- Required Distributions from 403(b) Annuities........   6
                                                                                          --
        Tax-Free Rollovers, Transfers From 403(b) Annuities.............................   6
                                                                                          --

PURCHASE UNIT VALUE.....................................................................   7
                                                                                          --
        Illustration of Calculation of Purchase Unit Value..............................   7
                                                                                          --
        Illustration of Purchase of Purchase Units (Assuming No State Premium Tax)......   7
                                                                                          --

PERFORMANCE CALCULATIONS................................................................   7
                                                                                          --
        North American-AG1 Money Market Divisions Yields................................   7
                                                                                          --
        Standardized Yield for Bond Fund Divisions......................................   8
                                                                                          --
        Illustration of Calculation of Standardized Yield for Bond Fund Divisions.......   8
                                                                                          --
        Calculation of Average Annual Total Return......................................   9
                                                                                          --
        Calculation of Potentia General Account.........................................   9
                                                                                          --

PERFORMANCE INFORMATION.................................................................  10
                                                                                          --
        General.........................................................................  10
                                                                                          --
        Average Annual Total Return and Cumulative Return Tables........................  11
                                                                                          --

PAYOUT PAYMENTS.........................................................................  14
                                                                                          --

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS..............................................  16
                                                                                          --

EXPERTS.................................................................................  16
                                                                                          --

COMMENTS ON FINANCIAL STATEMENTS........................................................  16
                                                                                          --

                              GENERAL INFORMATION

MARKETING INFORMATION

  The Company has targeted organizations in specific market sectors as the central focus of its marketing efforts for its Contracts. The Company has utilized as its general marketing theme the concept that the Company is "America's Retirement Plan Specialists." Specifically, the Company's marketing thrust is aimed at individuals and groups associated with public and private, primary and secondary schools, colleges and universities, healthcare organizations, state and local governments and other organizations.

  This marketing concept has proven to be successful. In the aggregate, premium deposits to the Company have grown from $37,000 in 1956 to more than $4.2 billion as of December 31, 1999. The number of aggregate participant accounts has increased from 155,000 accounts in 1980 to 2,191,033 accounts as of December 31, 1999. As of December 31, 1999, the Company was ranked in the top 1 percent of all U.S. life insurance companies with regard to asset size. As of December 31, 1999 the Company's assets totaled more than $47 billion.

  The Company's growth can also be reviewed by examining each market segment the Company targets.

  The Company's growth can also be reviewed by examining certain milestones, the number of participant accounts and cash values amongst the various market segments or groups the Company targets. These markets include, but are not limited to, public, primary and secondary schools, colleges, universities, state and local government groups and healthcare markets.

  The Company, in its marketing efforts to each of the market segments may, from time to time, design sales literature and material specifically for its particular market segments. The sales literature and material may address specifically the group's contract and retirement plan.

  The Company has utilized as the central focus in its marketing to college and university faculty and staff members the theme that the Company is the "Alternative of Choice."

  The Company may, from time to time, refer to a general investment strategy known as indexing. Several of the Divisions employ this investment strategy. The Company may compare the performance of these Divisions to the S&P 500 Index, S&P MidCap 400 Index, Russell 1000 Value Index, Russell 2000 Index, Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index, or any other appropriate market index. The indexes are not managed funds and have no identifiable investment objectives.

  The Company may, from time to time, refer, individually or collectively, to its package of retirement plan services. Collectively, this package of services may be referred to as Easy Retirement Plan(SM).

  The Company may, from time to time, refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize-winning economist Harry Markowitz.

  When presenting the asset allocation process the Company may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. The Company may classify investors into five categories based on their personal risk tolerance and will quote various industry experts on which types of investments are best suited to each of the five risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services, Inc. ("Lipper"), Laffer-Cantos, Inc., The Variable Annuity Research & Data Services ("VARDS") Report, Wilson Associates, Morningstar, Inc. ("Morningstar") and any other expert which has been deemed by the Company to be appropriate. The Company may also provide a historical overview of the performance of a variety of investment market indexes and different asset categories, such as stocks, bonds, cash equivalents, etc. The Company may also discuss investment volatility (standard deviation) including the range of returns for different asset categories and classes over different time horizons, and the correlation between the returns of different asset categories and classes. The Company may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, the Company may describe various investment strategies and methods of implementation such as the use of index funds vs. actively managed funds, the use of dollar cost averaging techniques, the tax status of contributions, and the periodic rebalancing of diversified portfolios.

  The Company may, from time to time, refer to the products of various investment advisers and sub-advisers referenced in the prospectus. The Company may mention assets under management and others facts specific to each adviser.

  The Company may, from time to time, compare the performance of the mutual funds that serve as the investment vehicles for Potentia to the performance of certain market indices. These market indices are described in the "Performance Information" section of this Statement of Additional Information.

ENDORSEMENTS AND PUBLISHED RATINGS

  From time to time, in advertisements or in reports to Contract Owners, the Company may refer to its endorsements. Endorsements are often in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. The endorser's name will be used only with the endorser's consent. It should be noted that the list of endorsements may change from time to time. The Company may also refer to the term "preferred provider" with the group's consent.

  Also from time to time, the rating of the Company as an insurance company by
A. M. Best may be referred to in advertisements or in reports to Contract Owners. Each year the A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's Ratings range from A++ to F. An A++ rating means, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

  In addition, the claims-paying ability of the Company as measured by the Standard and Poor's Ratings Group may be referred to in advertisements or in reports to Contract Owners. A Standard and Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard and Poor's ratings range from AAA to D.

  Further, from time to time the Company may refer to Moody's Investor's Service's rating of the Company. Moody's Investor's Service's financial strength ratings indicate an insurance company's ability to discharge senior policyholder obligations and claims and are based on an analysis of the insurance company and its relationship to its parent, subsidiaries and affiliates. Moody's Investor's Service's ratings range from Aaa to C.

  The Company may additionally refer to its Duff & Phelp's rating. A Duff & Phelp's rating is an assessment of a company's insurance claims paying ability. Duff & Phelp's ratings range from AAA to CCC.

  Ratings relate to the claims paying ability of the Company's General Account and not the investment characteristics of the Separate Account.

  The Company may from time to time, refer to Lipper, Morningstar and CDA/Wiesenberger Investment Companies ("CDA/Wiesenberger") when discussing the performance of its Divisions. Lipper, Morningstar and CDA/Wiesenberger are leading publishers of statistical data about the investment company industry in the United States.

  Additionally, the Company may compare the performance of the Divisions to categories published by Lipper and Morningstar. The published categories which may be utilized in comparison with the performance of the Divisions include the Morningstar Growth and Income Mutual Fund Category, Morningstar Aggressive Growth Mutual Fund Category, Morningstar Growth Mutual Fund Category, Morningstar International Stock Mutual Fund Category, Lipper Growth and Income Mutual Fund Category, Lipper Small Company Growth Mutual Fund Category, Lipper Growth Mutual Fund Category and Lipper International Mutual Fund Category. Additional Lipper or Morningstar categories may be utilized if they are deemed by the Company relevant to the performance of the Company's Divisions.

  Finally the Company will utilize as a comparative measure for the performance of its Funds the Consumer Price Index ("CPI"). The CPI is a measure of change in consumer prices, as determined in a monthly survey of the U.S. Bureau of Labor Statistics. Housing costs, transportation, food, electricity, changes in taxes and labor costs are among the CPI components. The CPI provides a tool for determining the impact of inflation on an individual's purchasing power.

TYPES OF VARIABLE ANNUITY CONTRACTS

  Unallocated flexible payment deferred annuity Contracts are offered in connection with the prospectus to which this Statement of Additional Information relates.

  Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment.

  The Contracts are non-participating and will not share in any of the profits of the Company. The Contracts are unallocated, which means that VALIC will not maintain separate participant account records and will not issue a separate contract or certificate to the participant. However, the participant's interest in the Contract, as reflected in records maintained by or on behalf of the plan sponsor, are subject to all of the applicable restrictions under Code Section 403(b), and to plan limitations that may be more restrictive than the Code restrictions.

FEDERAL TAX MATTERS

  This Section summarizes the major tax consequences of contributions, payments, and withdrawals under Potentia, during life and at death.

  It is the opinion of VALIC and its tax counsel that a qualified Contract described in Section 403(a), 403(b), or 408(b) of the Code does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds. In 1999, the Internal Revenue Service ("IRS") confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

  In its ruling in 1981, the IRS had taken the position that, where purchase payments under a variable annuity contract are invested in publicly available mutual funds, the contract owner should be treated as the owner of the Mutual Fund shares, and deferred tax treatment under the contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation (Code Section 817(h)) which specifically exempts these qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these qualified Contracts under current law.

  It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the mutual fund shares might be imputed for federal income tax purposes.

TAX CONSEQUENCES OF PURCHASE PAYMENTS TO 403(b) ANNUITIES

  Purchase Payments made by Section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees, to the extent aggregate Purchase Payments do not exceed applicable tax law limitations on contributions. This gross income exclusion applies both to employer contributions and to Participant voluntary and nonelective salary reduction contributions.

  Participant voluntary salary reduction contributions are generally limited to $10,500 ($9,500 before 1998; $10,000 in 1998 and 1999), although additional,
"catch-up" contributions are permitted under certain circumstances. Combined employer and salary reduction contributions are generally limited to the smallest of $30,000; approximately 25% of salary; or an exclusion allowance which takes into account a number of factors. In addition, after 1988 employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.

TAX CONSEQUENCES OF DISTRIBUTIONS FROM 403(b) ANNUITIES

  Voluntary salary reduction amounts accumulated after December 31, 1988, and earnings on voluntary contributions before and after that date, may not be distributed before one of the following:

(1)  attainment of age 59  1/2;

(2)  separation from service;

(3)  death;

(4)  disability; or

(5) hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

  Similar restrictions will apply to all amounts transferred from a section 403(b)(7) custodial account other than rollover contributions.

  Distributions are taxed as ordinary income to the recipient, except to the extent allocable to an employee's after tax contributions (investment in the Contract), in accordance with Section 72.

SPECIAL TAX CONSEQUENCES -- EARLY DISTRIBUTION FROM 403(b) ANNUITIES

  Taxable distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

(1)  death;

(2)  disability;

(3)  separation from service after a participant reaches age 55;

(4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary), and

(5) distributions which do not exceed the employee's tax deductible medical expenses for the taxable year of receipt.

SPECIAL TAX CONSEQUENCES -- REQUIRED DISTRIBUTIONS FROM 403(b) ANNUITIES

  Generally, minimum required distributions must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or the calendar year in which the Participant retires. Required distributions must be made over a period that does not exceed the life or life expectancies of the Participant (or lives or joint life expectancies of the Participant and Beneficiary). The minimum amount payable can be determined several different ways. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

  Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

(i)  must begin to be paid when Participant attains age 75; and

(ii) the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

The 50% rule will not apply if a Participant's spouse is the joint annuitant. Notwithstanding these pre-January 1, 1987 rules the entire contract balance must meet the minimum distribution incidental benefit requirement of Section 403(b)(10).

  At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as under the method elected by the Participant and in effect at the time of death.

  A Participant generally may aggregate his or her 403(b) contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the plan, contract, or account otherwise provides.

TAX-FREE ROLLOVERS, TRANSFERS FROM 403(b) ANNUITIES

  Tax free transfers between 403(b) annuity contracts and/or 403(b)(7) custodial accounts, and tax-free rollovers from 403(b) programs to 408(b) IRAs or other 403(b) programs, are permitted under certain circumstances.

                               PURCHASE UNIT VALUE

     The calculation of Purchase Unit value is discussed in the Prospectus under "Purchase Period." The following illustrations show a calculation of a new Unit value and the purchase of Purchase Units (using hypothetical examples):

               ILLUSTRATION OF CALCULATION OF PURCHASE UNIT VALUE

Example 1.

       1. Purchase Unit value, beginning of
          period....................................  $ 1.800000
       2. Value of Fund share, beginning of
          period....................................  $21.200000
       3. Change in value of Fund share.............  $  .500000
       4. Gross investment return (3)/(2)...........     .023585
       5. Daily separate account fee*...............     .000027
            *Mortality and expense risk fee and
             administration and distribution
             fee of 1% per annum used for
             illustrative purposes.
       6. Net investment return (4)--(5)............     .023558
       7. Net investment factor 1.000000+(6)........    1.023558
       8. Purchase Unit value, end of period
          (1)x(7)...................................  $ 1.842404

   ILLUSTRATION OF PURCHASE OF PURCHASE UNITS (ASSUMING NO STATE PREMIUM TAX)

Example 2.

1. First Periodic Purchase Payment................................ $  100.00
2. Purchase Unit value on effective date of purchase (see
   Example 3)..................................................... $1.800000
3. Number of Purchase Units purchased (1)/(2).....................    55.556
4. Purchase Unit value for valuation date following purchase
   (see Example 3)................................................ $1.842404
5. Value of Purchase Units in account for valuation date
   following purchase (3)x(4)..................................... $  102.36

                            PERFORMANCE CALCULATIONS

                NORTH AMERICAN-AG1 MONEY MARKET DIVISIONS YIELDS

ILLUSTRATION OF CALCULATION OF CURRENT YIELD FOR NORTH AMERICAN-AG1 MONEY MARKET
                                   DIVISION 6

Example 3.

  The current yield quotation is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then multiplying the base period return by 365/7.

__________

  ILLUSTRATION OF CALCULATION OF EFFECTIVE YIELD FOR NORTH AMERICAN-AG1 MONEY
                               MARKET DIVISION 6

Example 4.

  The effective yield quotation is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

            EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) /365/7/] --1

                   STANDARDIZED YIELD FOR BOND FUND DIVISIONS

                        DIV.  ______    DIV. ______    DIV. ______    DIV. ______
Standardized Yield         _____%         ______%         _____%         _____%

   ILLUSTRATION OF CALCULATION OF STANDARDIZED YIELD FOR BOND FUND DIVISIONS

Example 5.

  The standardized yield quotation is computed by dividing the net investment income per Purchase Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                        YIELD = 2 [( a -- b + 1)6 -- 1]
                                       cd

Where:

       a = net investment income earned during the period by the Fund attributable to shares owned by the Division

       b =  expenses accrued for the period (net of reimbursements)

       c = the average daily number of Purchase Units outstanding during the period

       d = the maximum offering price per Purchase Unit on the last day of the period

  Yield on each Division is earned from dividends declared and paid by the Fund, which are automatically reinvested in Fund shares.

                   CALCULATION OF AVERAGE ANNUAL TOTAL RETURN

  Average Annual Total Return quotations for the 1, 5, and 10 year periods are computed by finding the average annual compounded rates of over the 1, 5, and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P (1+T)/n/ = ERV

  Where:

         P   = a hypothetical initial Purchase Payment of $1,000
         T   = average annual total return
         n   = number of years
         ERV = redeemable value at the end of the 1, 5 or 10 year periods of a hypothetical $1,000 Purchase Payment made at the beginning of the 1, 5, or 10 year periods (or fractional portion thereof)

  The Company may advertise standardized average annual total return which includes separate account charges as well as non-standardized average annual total returns which may not include separate account charges or may include periods prior to Potentia's existence.

  There is no sales charge for reinvested dividends. All recurring fees have been deducted. For fees which vary with the account size, an account size equal to that of the median account size has been assumed. Ending redeemable value has been determined assuming a complete redemption at the end of the 1, 5 or 10 year period and deduction of all nonrecurring charges at the end of each such period.

                 CALCULATION OF POTENTIA GENERAL ACCOUNT VALUE

  The effect of the market value adjustment may be positive or negative. If, for example, on the date of a withdrawal, the index rate described below is higher than that index rate as of the contract's date of issue, the effect of the market value adjustment will result in a reduction. If, for example, on the date of a withdrawal, the index rate value is lower than that index rate as of the contract's date of issue, the effect of the market value adjustment will result in an increase. Any negative adjustment will be waived to the extent that it would decrease the withdrawal value below the minimum guaranteed value.

 The market value adjustment is determined by the formula below, using the following factors:


 . A is the average 10 year Treasury Constant Maturity Series rate computed as an average of such rates as of the last business day of the last 60 complete months or the number of complete months since the Contract issue if less, determined as of the time of the transaction; and

 . B is the 10 year Treasury Constant Maturity Series rate determined as of the last business day of the calendar month prior to the transaction.

The market value adjustment will equal:

The amount surrendered or transferred out prior to the end of the market value adjustment term multiplied by:

                               (1+A)/5//(1+B)/5/

  The market value adjustment will be added to or deducted from the amount being withdrawn or transferred.

  Index rates for any calendar month will equal the average of index rates for the last 5 trading days of the previous calendar month.

PERFORMANCE INFORMATION

 GENERAL

  Additionally, the performance of a Division may from time to time be compared with other Indexes which have been deemed by the Company relevant to the Division.

  The performance of the intermediate or long-term debt securities may be compared to the Merrill Lynch Corporate and Government Master Index. The Merill Lynch Corporate and Government Master Index consists of an index of approximately 5,000 corporate and government bond holdings. The average maturity of these corporate bond holdings is approximately 10 years. The performance of the money market or short-term debt securities sector may be compared to the Certificate of Deposit Primary Offering by New York City Banks, 30 Day Index.

  The performance of North American-AG Growth & Income Division 16, North American-T. Rowe Price Science & Technology Division 17, North American-AG Social Awareness Division 12, North American-AG Stock Index Division 10, Putnam New Opportunities Division 26, and Putnam OTC & Emerging Growth Division 27 may be compared to the S&P 500(R) Index.

  The performance of the North American-AG MidCap Index Division 4 may be compared to the record of the S&P 500(R) Index and S&P MidCap 400 Index. The S&P MidCap 400 Index is market weighted and consists of 400 stocks of domestic companies having a median market capitalization of approximately $1.64 billion as of March 31, 2000. Stocks included in the S&P MidCap 400 Index are chosen on the basis of their market size, liquidity and industry group representation. No stocks included in the S&P 500 Index are included in the S&P MidCap 400 Index.

  The performance of North American-AG1 Money Market Division 6 may be compared to the Certificate of Deposit Primary Offering by New York City Banks, 30 Day Index. The index is a money market index which reflects the average rate paid by New York Banks on certificates of deposit of more than $100,000. The Index for 30 days is published daily.

  The performance of the North American-AG Small Cap Index Division 14, North American - J. P. Morgan Small Cap Growth Division 35, Putnam OTC & Emerging Growth Division 2 may be compared to the Russell 2000(R) Index ("Russell 2000"). The Russell 2000 was developed in 1984 by the Frank Russell Trust Company to track the stock market performance of small capitalization domestic stocks. The Russell 2000 is market weighted and consists of approximately 2000 stocks. Stocks included in the Russell 2000 are chosen by the Frank Russell Trust Company on the basis of their market size.

  The performance of the American Century Ultra Division 31 may be compared to both the S&P 500(R) Index and the National Association of Securities Dealers Automated Quotations (NASDAQ) Composite Price Index. The NASDAQ Composite Price Index was developed by the National Association of Securities Dealers Inc.
(NASD) on May 17, 1971 with figures available from February 5, 1971, at which time the index value was 100. Through NASDAQ, the NASD provides daily, weekly, and monthly sets of stock price indicators for Over-the-Counter (OTC) securities in different industry categories. As of the end of 1999, over 4,000 issues were contained in the NASDAQ Composite Price Index.

  The performance of the North American - Goldman Sachs Large Cap Growth Division 39 may be compared to the Russell 1000 Growth Index. The "Russell 1000" Index(R) ("Russell 1000") consists of the largest 1000 companies in the Russell 30000 Index(R) ("Russell 3000"). The "Russell 1000" Index represents the universe of large capitalization stocks from which most active money managers typically select. The Index was developed with a base value of 130,000 as of December 31, 1986. The Russell 3000 Index is composed of 3000 large U. S. Companies, as determined by market capitalization. This portfolio of securities represents approximately 98% of the investable U. S. equity market. The Russell 3000 is comprised of stocks within the Russell 1000 and the Russell 2000 Indices. The "Russell 1000" was developed with a base value of 140,000 as of December 31, 1986.

  The performance of the Janus Advisor Worldwide Division 47 may be compared to the Morgan Stanley Capital International World Index ("MSCI World Index"). The MSCI World Index is an unmanaged capitalization weighted index consisting of more than 1,364 issues from 22 countries as well as certain South African gold. Total returns (with income reinvested) for the MSCI World Index are published using two methods. The first method includes gross income (income earned without subtracting foreign income taxes which may be withheld from foreign investors). The second method includes net income (income earned after subtracting estimated foreign taxes). The Division currently compares its performance with these indexes using the second method.

 AVERAGE ANNUAL TOTAL RETURN AND CUMULATIVE RETURN TABLES

  In the prospectus and the sections above we have described a number of ways we may advertise information about the investment performance of VALIC Separate Account A Divisions. Certain performance information for each VALIC Separate Account A Division is printed in the two tables below.

  The information presented does not reflect the advantage under Potentia of deferring federal income tax on increases in Account Value due to earnings attributable to Purchase Payments (see "Federal Tax Matters" in the prospectus and in the Statement of Additional Information.) The information presented also does not reflect the advantage under Qualified Contracts of deferring federal income tax on Purchase Payments.

  The performance results shown in the following tables are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Participant.


                                                                                                                             TABLE I


                                                    AVERAGE ANNUAL TOTAL RETURN
                                                    IN A HYPOTHETICAL CONTRACT*
                                       (FROM UNDERLYING FUND INCEPTION TO DECEMBER 31, 2000)
------------------------------------------------------------------------------------------------------------------------------------
                                                              FUND INCEPTION     SINCE
                     FUND AND DIVISION                             DATE        INCEPTION    10 YEARS    5 YEARS    1 YEAR
American Century Ultra Fund                                         11/02/81           -       18.91%     14.75%   -21.07%

Janus Adviser Worldwide Fund                                        09/13/93           -           -          -    -15.90%

North American - AG Aggressive Growth                               09/22/98       14.88%          -          -     -7.84%
Lifestyle Fund

North American - AG Conservative                                    09/22/98       11.37%          -          -      1.62%
Growth Lifestyle Fund

North American - AG Core Bond Fund                                  09/22/98        2.58%          -          -      6.93%

North American - AG Growth & Income Fund                            04/29/94       13.24%          -      12.26%   -12.13%

North American - AG MidCap Index Fund**                             10/01/91       15.58%          -      18.38%    15.02%

North American - AG Moderate Growth Lifestyle Fund                  09/22/98       12.81%          -          -     -1.99%

North American - AG Small Cap Index Fund                            05/01/92       10.11%          -       8.87%    -4.64%

North American - AG Social Awareness Fund                           10/02/89           -       14.30%     15.92%   -11.59%

North American - AG Stock Index Fund                                04/20/87           -       15.31%     16.39%   -10.59%

North American - AG Strategic Bond Fund                             09/22/98        2.95%          -          -      0.69%

North American - AG1 Money Market Fund                              01/16/86           -        3.18%      3.70%     4.47%

North American - Goldman Sachs Large Cap Growth Fund                09/22/98        9.67%          -          -    -23.74%

North American - J.P. Morgan Small Cap Growth Fund                  09/22/98       22.64%          -          -    -22.19%

North American - T. Rowe Price Science & Technology Fund            04/29/94       23.33%          -      15.38%   -35.09%

Putnam Global Growth Fund - Class A Shares                          09/01/67           -       11.72%     12.89%   -30.75%

Putnam New Opportunities Fund -Class A Shares                       08/31/90           -       22.72%     14.54%   -27.21%

Putnam OTC & Emerging Growth Fund - Class A Shares                  11/10/82           -       15.15%      5.66%   -51.99%

* The performance figures in the Table reflect the investment performance for the Divisions for the stated periods and should not be used to infer that
    future   performance will be the same.  The Table reflects the historical performance of each Fund based on investment in a hypothetical Contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees
    that would have been incurred during the hypothetical period.    The
    Standard Average Annual Total Return for all Divisions will be shown when it becomes available.

** On October 1, 1991, the Fund underlying the North American - AG MidCap Index Division changed its name from the Capital Accumulation Fund to the MidCap Index Fund and amended its investment objective, investment program and investment restrictions accordingly. The performance figures for the North American -AG MidCap Index Division reflect the performance of the MidCap Index Fund since October 1, 1991.


                                                                                                                            TABLE II

                                                         CUMULATIVE RETURN
                                                    IN A HYPOTHETICAL CONTRACT*
                                       (FROM UNDERLYING FUND INCEPTION TO DECEMBER 31, 2000)

                                                              FUND INCEPTION     SINCE
                     FUND AND DIVISION                             DATE        INCEPTION    10 YEARS    5 YEARS    1 YEAR
American Century Ultra Fund                                         11/02/81           -      465.36%     98.93%   -21.07%

Janus Adviser Worldwide Fund                                        09/13/93           -           -          -    -15.90%

North American - AG Aggressive Growth                               09/22/98       37.07%          -          -     -7.84%
Lifestyle Fund

North American - AG Conservative                                    09/22/98       27.74%          -          -      1.62%
Growth Lifestyle Fund

North American - AG Core Bond Fund                                  09/22/98        5.95%          -          -      6.93%

North American - AG Growth & Income Fund                            04/29/94      129.27%          -      78.32%   -12.13%

North American - AG MidCap Index Fund**                             10/01/91      281.49%          -     132.44%    15.02%

North American - AG Moderate Growth Lifestyle Fund                  09/22/98       31.52%          -          -     -1.99%

North American - AG Small Cap Index Fund                            05/01/92      130.45%          -      52.97%    -4.64%

North American - AG Social Awareness Fund                           10/02/89           -      280.55%    109.31%   -11.59%

North American - AG Stock Index Fund                                04/20/87           -      315.65%    113.62%   -10.59%

North American - AG Strategic Bond Fund                             09/22/98        6.82%          -          -      0.69%

North American - AG1 Money Market Fund                              01/16/86           -       36.75%     19.95%     4.47%

North American - Goldman Sachs Large Cap Growth Fund                09/22/98       23.34%          -          -    -23.74%

North American - J.P. Morgan Small Cap Growth Fund                  09/22/98       59.03%          -          -    -22.19%

North American - T. Rowe Price Science & Technology Fund            04/29/94      305.24%          -     104.52%   -35.09%

Putnam Global Growth Fund - Class A Shares                          09/01/67           -      202.78%     83.35%   -30.75%

Putnam New Opportunities Fund -Class A Shares                       08/31/90           -      674.79%     97.11%   -27.21%

Putnam OTC & Emerging Growth Fund - Class A Shares                  11/01/82           -      309.71%     31.66%   -51.99%

* The performance figures in the Table reflect the investment performance for the Divisions for the stated periods and should not be used to infer that future performance will be the same. The Table reflects the historical performance of each Fund based on investment in a hypothetical Contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees that would have been incurred during the hypothetical period. The Standard Average Annual Total Return for all Divisions will be shown when it becomes available.

**   On October 1, 1991, the Fund underlying the North American - AG MidCap
    Index Division changed its name from the Capital Accumulation Fund to the MidCap Index Fund and amended its investment objective, investment program and investment restrictions accordingly. The performance figures for the North American -AG MidCap Index Division reflect the performance of the MidCap Index Fund since October 1, 1991.

PAYOUT PAYMENTS

ASSUMED INVESTMENT RATE

The discussion concerning the amount of payout payments under an annuity contract selected by a Participant which follows this section is based on an Assumed Investment Rate of 3% per annum. However, the Company will permit each annuitant choosing a variable payout option to select an Assumed Investment Rate permitted by state law or regulations other than the 3% rate described in this prospectus as follows: 3%, 4 1/2%, 5% or 6% per annum. (Note: an Assumed Investment Rate higher than 5% may not be selected under individual contracts.) The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of VALIC Separate Account A.

AMOUNT OF PAYOUT PAYMENTS

The amount of the first variable annuity payment to the annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date payout payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the annuitant.

The contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of account value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%, 3 1/2%, 4% and 5% per annum (3% in the group contract).

The portion of the first monthly variable payout payment derived from a division of VALIC Separate Account A is divided by the Payout Unit value for that division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the annuitant makes no transfers of Payout Units to provide Payout Units under another division or to provide a fixed annuity.

In any subsequent month, the dollar amount of the variable payout payment derived from each division is determined by multiplying the number of Payout Units in that division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the division or divisions underlying the variable payout since the date of the previous payout payment, less an adjustment to neutralize the 3% or other Assumed Investment Rate referred to above.

Therefore, the dollar amount of variable payout payments after the first will vary with the amount by which the net investment return is greater or less than 3 1/2% per annum. For example, if a division has a cumulative net investment return of 5% over a one year period, the first payout payment in the next year will be approximately 1 1/2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the division. If such net investment return is 1% over a one year period, the first payout payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable division.

Each deferred contract provides that, when fixed payout payments are to be made under one of the first four payout options, the monthly payment to the annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity contracts are significantly more favorable than the annuity rates guaranteed by the Contract, the annuitant will be give the benefit of the new annuity rates.

PAYOUT UNIT VALUE

The value of a Payout Unit is calculated at the same time that the value of an Purchase Unit is calculated and is based on the same values for fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under "Payout Period."

The following illustrations show, by use of hypothetical examples, the method of determining the Payout Unit value and the amount of variable annuity payments.

ILLUSTRATION OF CALCULATION OF PAYOUT UNIT VALUE

Example 6.

1.    Payout Unit value, beginning of period.................... $  .980000

2.    Net investment factor for Period (see Example 1)..........   1.023558

3.    Daily adjustment for 3 1/2% Assumed Investment Rate.......    .999906

4.    (2) x (3).................................................   1.023462

5.    Payout Unit value, end of period (1) x (4)................ $ 1.002993

ILLUSTRATION OF PAYOUT PAYMENTS

Example 7.  Annuitant age 65, Life Annuity with 120 Payments
            Certain

1.    Number of Purchase Units at Payout Date...................     10,000.00

2.    Purchase Unit value (see Example 1)....................... $     1.800000

3.    Account Value of Contract (1) x (2)....................... $18,000.00

4.    First monthly Payout Payment per $1,000 of Account Value.. $     5.63

5.    First monthly Payout Payment (3) x (4) - 1,000............ $   101.34

6.    Payout Unit value (see Example 10)........................ $      .980000

7.    Number of Payout Units (5) - (6)..........................     103.408

8.    Assume Payout Unit value for second month equal to........ $      .997000

9.    Second monthly Payout Payment (7) x (8)................... $   103.10

10.   Assume Payout Unit value for third month equal to......... $      .95300

11.   Third monthly Payout Payment (7) x (10)................... $    98.55

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

  The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

  The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers which are members of the NASD. The principal underwriter for VALIC Separate Account A is the Distributor, an affiliate of VALIC. The Distributor is known as American General Financial Distributors of Florida, Inc. and American General Financial Distributors of Illinois, Inc. in Florida and Illinois, respectively. The address of the Distributor is 2929 Allen Parkway, Houston, Texas 77019. The Distributor is a Delaware corporation organized in 1994 and is a member of the NASD.

  Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses. Prior to May 1, 1999, The Variable Annuity Marketing Company (VAMCO) was the principal underwriter for VALIC Separate Account A.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1999 and 1998, and for each of the three years in the period ended December 31,1999, appearing in this Statement of Additional Information have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of the Company at September 30, 2000, and for the interim period ended September 30, 2000, appearing in this Statement of Additional Information are unaudited.

                        COMMENTS ON FINANCIAL STATEMENTS

  The financial statements of The Variable Annuity Life Insurance Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts, which include death benefits, and its assumption of the mortality and expense risks.

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Audited Consolidated Financial Statements

December 31, 1999


TABLE OF CONTENTS
Report of Independent Auditors.............................................. 1

Consolidated Balance Sheet.................................................. 2

Consolidated Statement of Income............................................ 3

Consolidated Statement of Changes in
  Stockholder's Equity...................................................... 4

Consolidated Statement of
  Comprehensive Income...................................................... 4

Consolidated Statement of Cash Flows........................................ 5

Notes to Consolidated Financial Statements.................................. 6

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Report of Independent Auditors


To the Board of Directors
The Variable Annuity Life Insurance Company


        We have audited the accompanying consolidated balance sheets of The Variable Annuity Life Insurance Company and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Variable Annuity Life Insurance Company and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Ernst & Young LLP


Houston, Texas
February 14, 2000

--------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Consolidated Balance Sheet

At December 31
In millions, except per share data

                                                                                                1999           1998
--------------------------------------------------------------------------------------------------------------------
ASSETS          Investments - Notes 2, 7, 8, 9:
                        Fixed maturity securities
                                (amortized cost: $21,797 in 1999 and $21,733 in 1998)         $21,258        $22,878
                        Equity securities (cost: $182 in 1999 and $176 in 1998)                   220            194
                        Mortgage loans on real estate                                           1,478          1,213
                        Real estate                                                                25             21
                        Policy loans                                                              849            789
                        Other long-term invested assets                                            95             59
                        Short-term investments                                                     94            164
                ----------------------------------------------------------------------------------------------------
                                Total investments                                              24,019         25,318
                ----------------------------------------------------------------------------------------------------
                Investment income receivable                                                      387            370
                Cash                                                                               26            105
                Receivable for securities sold                                                     13             22
                Deferred policy acquisition costs - Note 3                                      1,301            665
                Cost of insurance purchased - Note 4                                               19             22
                Due from reinsurer, net                                                            12             13
                Other assets                                                                      156            120
                Assets held in Separate Accounts                                               21,390         14,712
                ----------------------------------------------------------------------------------------------------
                                Total assets                                                  $47,323        $41,347
--------------------------------------------------------------------------------------------------------------------
LIABILITIES     Policy reserves for fixed annuity investment contracts                        $23,441        $23,219
                Payable for securities purchased                                                    -             41
                Remittances not allocated                                                          50             96
                Commissions, general expenses and taxes (other than income taxes)                  55             38
                Other liabilities                                                                 140            193
                Income tax liabilities - Note 5                                                   284            542
                Liabilities related to Separate Accounts                                       21,390         14,712
                ----------------------------------------------------------------------------------------------------
                                Total liabilities                                              45,360         38,841
--------------------------------------------------------------------------------------------------------------------
STOCKHOLDER'S   Common stock, 5,000,000 shares authorized and 3,575,000 issued
EQUITY                  and outstanding in 1999 and 1998 - Note 6                                   4              4
                Additional paid-in capital                                                        851            833
                Retained earnings                                                               1,395          1,142
                Accumulated other comprehensive income (loss) - Note 2                           (287)           527
                ----------------------------------------------------------------------------------------------------
                                Total stockholder's equity                                      1,963          2,506
                ----------------------------------------------------------------------------------------------------
                                Total liabilities and stockholder's equity                    $47,323        $41,347
                ----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
2

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Consolidated Statement of Income


For the years ended December 31,
In millions

                                                                                            1999         1998        1997
-------------------------------------------------------------------------------------------------------------------------
REVENUES       Premium and other considerations                                            $   19      $    -      $    -
               Surrender charges                                                               15          15          12
               Mortality charges                                                              184         135          94
               Expense charges                                                                  8           7           6
               Net investment income - Note 2                                               1,834       1,811       1,730
               Realized investment gains (losses) - Note 2                                      5         (28)         20
               Other income                                                                    28          19          17
               ----------------------------------------------------------------------------------------------------------
                       Total revenues                                                       2,093       1,959       1,879
-------------------------------------------------------------------------------------------------------------------------
BENEFITS AND   Insurance policy benefits                                                       19           -           -
EXPENSES       Increase in policy reserves for fixed annuity contracts                      1,213       1,296       1,286
               Expenses:
                       Commissions                                                            149         124         111
                       Salaries                                                                94          71          59
                       Data processing                                                         63          29          15
                       Postage and telephone                                                   22          15          12
                       Sales promotion                                                         11          10          10
                       Depreciation expense on furniture and equipment                         16          10           9
                       Rent                                                                    12          10           8
                       Taxes, licenses and fees                                                10           8           7
                       Printing and supplies                                                    8           7           5
                       Other expenses                                                          41          61          35
                       Amortization of deferred policy acquisition costs, net - Note 3         56          55          42
                       Amortization of cost of insurance purchased, net - Note 4                3           2           -
                       Policy acquisition costs deferred - Note 3                            (196)       (160)       (138)
                       --------------------------------------------------------------------------------------------------
                               Total expenses                                                 289         242         175
                       --------------------------------------------------------------------------------------------------
                               Total costs and expenses                                     1,521       1,538       1,461
-------------------------------------------------------------------------------------------------------------------------
EARNINGS       Income before income tax expense                                               572         421         418
               Income tax expense - Note 5                                                    195         137         144
               ----------------------------------------------------------------------------------------------------------
                       Net income                                                          $  377      $  284      $  274
               ----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Consolidated Statement of Changes in Stockholder's Equity

For the years ended December 31,
In millions, except per share data

                                                                              1999     1998     1997
-----------------------------------------------------------------------------------------------------
COMMON STOCK         Balance at beginning and end of year                    $    4   $    4   $    4
-----------------------------------------------------------------------------------------------------
ADDITIONAL           Balance at beginning of year                               833      711      459
PAID-IN-CAPITAL      Capital contribution from stockholder                       18      122      252
                     --------------------------------------------------------------------------------
                             Balance at end of year                             851      833      711
-----------------------------------------------------------------------------------------------------
RETAINED             Balance at beginning of year                             1,142    1,039    1,144
EARNINGS             Net income                                                 377      284      274
                     Dividends paid to stockholder                             (124)    (181)    (379)
                     --------------------------------------------------------------------------------
                             Balance at end of year                           1,395    1,142    1,039
-----------------------------------------------------------------------------------------------------
ACCUMULATED OTHER    Balance at beginning of year                               527      306      167
COMPREHENSIVE        Change in net unrealized gains (losses) on securities     (814)     221      139
                     --------------------------------------------------------------------------------
INCOME (LOSS)        Balance at end of year                                    (287)     527      306
-----------------------------------------------------------------------------------------------------
STOCKHOLDER'S
EQUITY               Balance at end of year                                  $1,963   $2,506   $2,060
                     --------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Consolidated Statement of Comprehensive Income

                                                                              1999     1998     1997
-----------------------------------------------------------------------------------------------------
NET INCOME           Net income                                              $  377   $  284   $  274
-----------------------------------------------------------------------------------------------------
OTHER                Change in net unrealized gains (losses) on securities
COMPREHENSIVE                Fair value of fixed maturity securities         (1,684)     155      468
INCOME (LOSS)                Deferred policy acquisition costs and
                                     cost of insurance purchased                499      172     (251)
                             Deferred income taxes                              351     (124)     (78)
                     --------------------------------------------------------------------------------
                             Change in fixed maturity securities               (834)     203      139
                             Change in equity securities and other               20       18        -
                     --------------------------------------------------------------------------------
                                     Total                                     (814)     221      139
-----------------------------------------------------------------------------------------------------
COMPREHENSIVE
INCOME (LOSS)        Comprehensive income (loss)                             $ (437)  $  505   $  413
                     --------------------------------------------------------------------------------
                     See notes to consolidated financial statements.

--------------------------------------------------------------------------------
4

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Consolidated Statement of Cash Flows

For the years ended December 31,
In millions


                                                                              1999        1998        1997
------------------------------------------------------------------------------------------------------------
OPERATING       Net income                                                  $    377    $    284    $    274
ACTIVITIES      Reconciling adjustments to net cash provided by
                 operating activities:
                        Insurance and annuity liabilities                      1,213       1,296       1,286
                        Deferred policy acquisition costs
                                and cost of insurance purchased                 (137)       (103)        (96)
                        Other, net                                               (74)        (44)        (51)
                --------------------------------------------------------------------------------------------
                                Net cash provided by operating activities      1,379       1,433       1,413
------------------------------------------------------------------------------------------------------------
INVESTING       Investment purchases                                         (28,211)    (15,180)    (18,403)
ACTIVITIES      Investment calls, maturities and sales                        27,789      14,732      17,500
                Net (increase) decrease in short-term investments                 70        (104)         (8)
                --------------------------------------------------------------------------------------------
                                Net cash used for investing activities          (352)       (552)       (911)
------------------------------------------------------------------------------------------------------------
FINANCING       Policyholder account deposits                                  4,251       3,756       3,385
ACTIVITIES      Policyholder account withdrawals                              (2,033)     (1,777)     (1,427)
                Transfers to Separate Accounts                                (3,218)     (2,728)     (2,325)
                Capital contribution from stockholder                             18         122         252
                Dividends paid to stockholder                                   (124)       (181)       (379)
                --------------------------------------------------------------------------------------------
                                Net cash used for financing activities        (1,106)       (808)       (494)
------------------------------------------------------------------------------------------------------------
NET CHANGE      Net increase (decrease) in cash                                  (79)         73           8
IN CASH         Cash at beginning of year                                        105          32          24
                --------------------------------------------------------------------------------------------
                                Cash at end of year                         $     26    $    105    $     32
                --------------------------------------------------------------------------------------------
                See notes to consolidated financial statement

--------------------------------------------------------------------------------
                                                                               5

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

December 31, 1999
In millions, except per share data
--------------------------------------------------------------------------------
                                       1

                        SIGNIFICANT ACCOUNTING POLICIES
1.1  Introduction

        The Variable Annuity Life Insurance Company (VALIC), an indirect, wholly owned subsidiary of American General Corporation (AGC), provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector and not-for-profit organizations. VALIC markets products nationwide through exclusive sales representatives.

        VALIC is 100% owned by American General Life Insurance Company (AGL), a wholly owned subsidiary of AGC Life Insurance Company (AGC Life). AGC Life is a wholly owned subsidiary of AGC. A summary of the accounting policies followed in the preparation of the consolidated financial statements is set forth below.

1.2  Preparation Of Financial Statements

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of VALIC and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

        The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from these estimates.

1.3  Accounting Changes

        Derivatives. In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. VALIC will adopt SFAS 133 on January 1, 2001. VALIC does not expect adoption to have a material impact on the consolidated results of operation or financial position.

1.4  Investments

        Fixed Maturity and Equity Securities. At year end, all fixed maturity and equity securities are classified as available-for-sale and recorded at fair value. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income (loss) within stockholder's equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

        Beginning in 1998, VALIC held trading securities at various times and reported them at fair value. VALIC held no trading securities at December 31, 1999 or 1998. Realized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 1999 or 1998.

        Mortgage Loans. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

        VALIC considers loans to be impaired when collection of all amounts due under the contractual terms is not probable. VALIC generally looks to the underlying collateral for repayment of these loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

        Policy Loans. Policy loans are reported at unpaid principal balance.

        Investment Income. Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

        Realized Investment Gains (Losses). Realized investment gains (losses) are recognized using the specific identification method.

1.5  Derivatives Related To Investments

        VALIC's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and options to enter into interest rate swap agreements (call swaptions). VALIC accounts for its derivative financial instruments as hedges.

        Interest Rate and Currency Swap Agreements. Interest rate swap agreements are used to convert specific investment securities from a floating-rate to a fixed-rate basis, or vice versa. Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specified exchange rates, and to hedge against currency rate fluctuations on anticipated security purchases.

        The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to investment income over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

--------------------------------------------------------------------------------
6

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements -- Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------

1.5 Derivatives Related To Investments-(Continued)

        The fair values of swap agreements are recognized in the consolidated balance sheet if they hedge investments carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in accumulated other comprehensive income included in stockholder's equity, consistent with the treatment of the related investment security.

        For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

        Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

        Swaptions. Options to enter into interest rate swap agreements are used to limit VALIC's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods.

        During prolonged periods of decreasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of minimum rate guarantees on certain insurance and annuity contracts, which limit VALIC's ability to reduce interest crediting rates. Call swaptions, which allow VALIC to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

        During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of VALIC's decision to increase interest crediting rates to limit surrenders. Put swaptions, which allow VALIC to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

        Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, any gain or loss is recognized in income.

1.6  Deferred Policy Acquisition Costs (DPAC)

        Certain costs of writing an insurance policy, including commissions, underwriting and marketing expenses, are deferred and reported as DPAC. DPAC is charged to expense in relation to the estimated gross profits of the insurance contracts, including realized gains (losses).

        DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within stockholder's equity.

        VALIC reviews the carrying value of DPAC on at least an annual basis. Management considers estimated future gross profit margins as well as expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.7 Cost of Insurance Purchased (CIP)

        The cost assigned to certain acquired insurance contracts in force at the acquisition date is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates ranging from 5.0% to 5.9% for both 1998 and 1999. CIP is charged to expense and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. VALIC reviews the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.8  Separate Accounts

        Separate Accounts are assets and liabilities associated with certain contracts, principally annuities for which the investment risk lies solely with the holder of the contract rather than VALIC. Consequently, VALIC's liability for these accounts equals the value of the account's assets. Investment income, realized investment gains (losses) and policyholder account deposits and withdrawals related to Separate Accounts are excluded from the consolidated statements of income and cash flows. Assets held in the Separate Accounts consist primarily of shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share of the funds.

1.9  Policy Reserves

        Net deposits made by fixed annuity policyholders are accumulated at interest rates guaranteed by VALIC plus excess interest credited at the sole discretion of the Board of Directors until benefits are payable. Reserves for deferred annuities (accumulation phase) are equivalent to the policyholders' account values. Reserves for annuities on which benefits are currently payable (annuity payout phase) are provided based upon estimated mortality and other assumptions, including provisions for the risk of adverse deviation from assumptions, which were appropriate at the time the contracts were issued. The 1971 Individual or Group Annuity Mortality Tables, the 1983a Table, the Annuity 2000 Table, and the GAR 94 Table have been used to provide for future annuity benefits in the annuity payout phase. Interest rates used in determining reserves for policy benefits during both the accumulation and annuity payout phases range from 3.5% to 13.5%.

--------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements -- Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------
1.10 Recognition Of Revenues And Costs

        Most receipts for annuities are classified as deposits instead of revenues. Revenues for these contracts consist of mortality, expense, and surrender charges. For limited-payment contracts, net premiums are recorded as revenue.

1.11 Income Taxes

        Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

        A valuation allowance for deferred tax assets is provided if all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. A change related to fluctuations in fair value of available-for-sale fixed maturity securities is included in accumulated other comprehensive income in stockholder's equity.

1.12 Statutory Accounting

        State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity of insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices did not have a material effect on VALIC's statutory equity or net income at December 31, 1999, 1998, and 1997, or for the years then ended.

        Statutory accounting practices differ from GAAP. Significant differences were as follows:

                                            1999     1998     1997
------------------------------------------------------------------
Statutory net income                      $  256   $  170   $  238
Change in DPAC and CIP                       137      103       96
Investment valuation
        differences                           21       48        -
Policy reserve adjustments                    42       67       (5)
Deferred income taxes                        (58)     (57)     (27)
Other, net                                   (21)     (47)     (28)
------------------------------------------------------------------
                GAAP net income           $  377   $  284   $  274
------------------------------------------------------------------
Statutory equity                          $1,331   $1,237   $1,189
Asset valuation reserve                      272      230      188
Investment valuation
        differences*                        (550)   1,128      970
DPAC and CIP                               1,320      687      392
Non-admitted assets                          104       72       35
Policy reserve adjustments                   (92)    (134)    (187)
Deferred income taxes                       (266)    (556)    (375)
Other, net                                  (156)    (158)    (152)
------------------------------------------------------------------
                GAAP equity               $1,963   $2,506   $2,060
------------------------------------------------------------------

* Primarily GAAP unrealized gains (losses) on securities

1.13 Coinsurance Transaction

        On May 21, 1998, VALIC completed the acquisition of a block of individual annuity business in a coinsurance transaction for a cost of $24 million. This transaction increased assets and insurance and annuity liabilities by $688 million.

                                       2

                                  INVESTMENTS

2.1  Investment Income

        Income by type of investment was as follows:

                                            1999     1998     1997
------------------------------------------------------------------
Non-affiliated fixed
  maturity securities                     $1,670   $1,664   $1,563
Affiliated fixed
  maturity securities                          2        3        3
Equity securities                             15        -        -
Mortgage loans on
  real estate                                104      113      124
Other                                         71       63       53
------------------------------------------------------------------
  Gross investment income                  1,862    1,843    1,743
  Investment expense                          28       32       13
------------------------------------------------------------------
    Net investment income                 $1,834   $1,811   $1,730
------------------------------------------------------------------

        There were no investments during 1999 and 1998 that did not produce investment income. The carrying value of investments that produced no investment income during 1997 totaled $12 million or 0.05% of total invested assets. The ultimate disposition of these assets is not expected to have a material effect on VALIC's consolidated results of operations or financial position.

        Derivative financial instruments related to investment securities did not have a material effect on net investment income in any of the three years ended December 31, 1999.

2.2  Realized Investment Gains (Losses)

        Realized investment gains (losses) were as follows:

                                              1999    1998    1997
------------------------------------------------------------------
Fixed maturity securities
  Gross gains                                $ 101   $  14   $  35
  Gross losses                                 (86)    (50)    (29)
------------------------------------------------------------------
    Total fixed maturity
        securities                              15     (36)      6
------------------------------------------------------------------
Mortgage loans on real estate                   (4)      9      21
Real estate                                      -       7       4
Other long-term investments                      2       -       -
DPAC amortization and
  investment expense                            (8)     (8)    (11)
------------------------------------------------------------------
  Realized investment gains
    (losses) before taxes                        5     (28)     20
Income tax expense (benefit)                     2     (10)      7
------------------------------------------------------------------
  Net realized investment
    gains (losses)                           $   3   $ (18)  $  13
------------------------------------------------------------------

--------------------------------------------------------------------------------
8

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------
2.3  Fixed Maturity And Equity Securities

     Valuation. Amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:

                                          Amortized Cost    Gross Unrealized Gains   Gross Unrealized Losses     Fair Value
                                        -----------------  ------------------------ ------------------------- -----------------
                                          1999      1998        1999      1998          1999        1998        1999      1998
-------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies            $   159   $   299     $    10   $    38      $     (1)    $     -      $   168   $   337
Obligations of states and
  political subdivisions                   105        56           -         3            (7)          -           98        59
Debt securities issued by
  foreign governments                      134       232           3        17             -           -          137       249
Corporate securities                    16,584    16,153         122       934          (639)        (73)      16,067    17,014
Mortgage-backed securities               4,774     4,948          31       227           (58)         (1)       4,747     5,174
Affiliated fixed maturity securities        27        25           -         -             -           -           27        25
Redeemable preferred stock                  14        20           -         -             -           -           14        20
-------------------------------------------------------------------------------------------------------------------------------
Total fixed maturity securities        $21,797   $21,733     $   166   $ 1,219      $   (705)    $   (74)     $21,258   $22,878
-------------------------------------------------------------------------------------------------------------------------------
Equity securities                      $   182   $   176     $    38   $    18      $      -     $     -      $   220   $   194
-------------------------------------------------------------------------------------------------------------------------------

2.3  Fixed Maturity And Equity Securities - (Continued)

     Maturities. The contractual maturities of fixed maturity securities at December 31, 1999 were as follows:
                                                Amortized     Fair
                                                  Cost        Value
--------------------------------------------------------------------
Fixed maturity securities, excluding
  mortgage-backed securities, due
    In one year or less                         $   600      $   602
    In years two through five                     4,558        4,576
    In years six through ten                      6,584        6,383
    After ten years                               5,281        4,950
Mortgage-backed securities                        4,774        4,747
--------------------------------------------------------------------
      Total fixed maturity securities           $21,797      $21,258
--------------------------------------------------------------------

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Corporate requirements and investment strategies may result in the sale of investments before maturity

2.4  Net Unrealized Gains (Losses) On Securities

     Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 were as follows:
                                          1999      1998       1997
--------------------------------------------------------------------
Gross unrealized gains                   $  204   $ 1,237     $1,011
Gross unrealized losses                    (705)      (74)       (21)
DPAC adjustments                            159      (340)      (512)
Deferred federal income taxes                55      (296)      (172)
--------------------------------------------------------------------
 Net unrealized gains
  (losses) on securities                 $ (287)  $   527     $  306
--------------------------------------------------------------------

2.5  Mortgage Loans On Real Estate

     Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, VALIC requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower.

     At December 31 the mortgage loan portfolio was distributed as follows:

                                                1999           1998
--------------------------------------------------------------------
Geographic distribution:
  Atlantic                                     $  656         $  645
  Pacific and Mountain                            377            328
  Central                                         459            252
  Allowance for losses                            (14)           (12)
--------------------------------------------------------------------
    Total mortgage loans                       $1,478         $1,213
--------------------------------------------------------------------
Property type:
  Office                                       $  577         $  467
  Retail                                          512            359
  Industrial                                      265            250
  Apartments                                      106             94
  Residential and other                            32             55
  Allowance for losses                            (14)           (12)
--------------------------------------------------------------------
    Total mortgage loans                       $1,478         $1,213
--------------------------------------------------------------------

--------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------
2.5  Mortgage Loans On Real Estate - (Continued)

    Allowance. Activity in the allowance for mortgage loan losses was as follows:

                                      1999        1998          1997
--------------------------------------------------------------------
Balance at January 1                   $12         $21           $44
Provision for (recovery of)
 mortgage loan losses                    4          (7)          (18)
Deductions                              (2)         (2)           (5)
--------------------------------------------------------------------
Balance at December 31                 $14         $12           $21
--------------------------------------------------------------------

    Impaired Loans. Impaired mortgage loans were $17 million, $13 million, and $28 million at December 31, 1999, 1998, and 1997, respectively. The average investment in impaired loans was $15 million, $20 million, and $37 million at December 31, 1999, 1998, and 1997, respectively. Interest income related to impaired loans was $0 for 1999 and 1998, and $3 million in 1997.

2.6  Cash Flows From Investing Activities

    Uses of cash for investment purchases were as follows:

                                  1999          1998           1997
--------------------------------------------------------------------
Fixed maturity securities       $10,823       $ 5,469        $ 5,175
Other                            17,388         9,711         13,228
--------------------------------------------------------------------
 Total                          $28,211       $15,180        $18,403
--------------------------------------------------------------------

    Sources of cash from investment dispositions and repayments were as follows:

                                  1999          1998           1997
--------------------------------------------------------------------
Fixed maturity securities       $10,829       $ 4,444        $ 4,224
Mortgage loans on
 real estate                        133           241            299
Equity securities                    42             8              3
Real estate                           4            17             22
Other                            16,781        10,022         12,952
--------------------------------------------------------------------
 Total                          $27,789       $14,732        $17,500
--------------------------------------------------------------------

                                       3

                   DEFERRED POLICY ACQUISITION COSTS (DPAC)

    Activity in DPAC was as follows:
                                        1999       1998        1997
--------------------------------------------------------------------
Balance at January 1                   $  665     $  392      $  558
Deferrals:
 Commissions                               90         83          77
 Other acquisition costs                  106         77          61
Amortization:
 Accretion of interest                     78         73          65
 Operating earnings                      (134)      (128)       (107)
Offset to realized gains                   (3)        (4)        (11)
Effect of net unrealized
 (gains) losses on securities             499        172        (251)
--------------------------------------------------------------------
Balance at December 31                 $1,301     $  665      $  392
--------------------------------------------------------------------

                                       4

                       COST OF INSURANCE PURCHASED (CIP)

    Activity in CIP was as follows:
                                        1999       1998        1997
--------------------------------------------------------------------
Balance at January 1                   $   22     $    -      $    -
Additions from acquisitions                 -         24           -
Accretion of interest                       1          1           -
Amortization                               (4)        (3)          -
--------------------------------------------------------------------
Balance at December 31                 $   19     $   22      $    -
--------------------------------------------------------------------

    CIP amortization, net of accretion, expected to be recorded in each of the next five years is $3 million, $2 million, $2 million, $2 million, and $1 million.

                                       5

                                 INCOME TAXES

5.1  Tax-sharing Agreement

    VALIC, combined with its Separate Accounts, is taxed as a life insurance company. VALIC and the Separate Accounts are included in the consolidated life insurance company tax return of AGC. VALIC participates in a tax-sharing agreement with the other companies included in the consolidated return. Under this agreement, tax payments are made to AGC as if the companies filed separate tax returns and companies incurring operating losses and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

5.2  Tax Liabilities

    Components of income tax liabilities and assets at December 31 were as follows:

                                                      1999      1998
--------------------------------------------------------------------
Current tax liabilities (assets)                      $ 18      $(14)
--------------------------------------------------------------------
Deferred tax liabilities, applicable to:
 Basis differential of investments                      31       438
 DPAC and CIP                                          451       230
 Other                                                  40        32
--------------------------------------------------------------------
  Total deferred tax liabilities                       522       700
--------------------------------------------------------------------
Deferred tax assets, applicable to:
 Policy reserves                                      (140)     (134)
 Basis differential of investments                    (176)       (2)
 Other                                                  (8)       (8)
--------------------------------------------------------------------
  Gross deferred tax assets                           (324)     (144)
  Valuation allowance                                   68         -
--------------------------------------------------------------------
    Total deferred tax assets, net                    (256)     (144)
--------------------------------------------------------------------
 Net deferred tax liabilities                          266       556
--------------------------------------------------------------------
    Total income tax liabilities                      $284      $542
--------------------------------------------------------------------

    The 1999 deferred tax asset applicable to basis differential of investments was due to unrealized losses on securities. Since a portion of this deferred tax asset may not be realized, a valuation allowance of $68 million was provided at December 31, 1999. This valuation allowance had no income statement impact.
--------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------
5.3  Tax Expense

Components of income tax expense were as follows:

                                         1999       1998       1997
--------------------------------------------------------------------
Current:
  Federal                              $   133     $   78     $  114
  State                                      4          2          3
--------------------------------------------------------------------
    Total current income
       tax expense                         137         80        117
--------------------------------------------------------------------
Deferred, applicable to:
  DPAC                                      48         35         29
  Policy reserves                           (6)         4        (15)
  Basis differential of
     investments                             8         13          4
  Other, net                                 8          5          9
--------------------------------------------------------------------
    Total deferred income
       tax expense                          58         57         27
--------------------------------------------------------------------
       Income tax expense              $   195     $  137     $  144
--------------------------------------------------------------------

        A reconciliation between the federal income tax rate and the effective tax rate follows:

                                         1999       1998       1997
--------------------------------------------------------------------
Federal income tax rate                     35%        35%        35%
Income tax expense at
  applicable rate                      $   200     $  147     $  146
Dividends received
  deduction                                (13)        (8)        (5)
Tax-exempt interest (ESOP)                  (2)        (3)        (4)
State income taxes                           5          4          4
Other items                                  5         (3)         3
--------------------------------------------------------------------
  Income tax expense                   $   195     $  137     $  144
--------------------------------------------------------------------

        Income taxes paid were as follows:

                                         1999       1998       1997
--------------------------------------------------------------------
Federal                                $    99     $   93     $  106
State                                        1          3          3
--------------------------------------------------------------------

                                       6

                                 CAPITAL STOCK

        VALIC has two classes of capital stock: preferred stock ($1.00 par value with 2 million shares authorized) that may be issued with such dividend, liquidation, redemption, conversion, voting and other rights as the Board of Directors may determine, and common stock ($1.00 par value, 5 million shares authorized).

        VALIC is restricted by state insurance laws as to the amount it may pay as dividends without prior approval from the Texas Department of Insurance. The maximum dividend payout which may be made without prior approval in 2000 is $240 million.

                                       7

                       DERIVATIVE FINANCIAL INSTRUMENTS

7.1  Interest Rate And Currency Swap Agreements

     Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                   1999        1998
--------------------------------------------------------------------
Interest rate swap agreements
  to pay fixed rate
     Notional amount                              $  132      $  332
     Average receive rate                           6.72%       5.97%
     Average pay rate                               6.52        5.37
--------------------------------------------------------------------
Currency swap agreements
  (receive U.S. $/pay Canadian $)
     Notional amount (in U.S. $)                  $  108      $  108
     Average exchange rate                          1.50        1.50
--------------------------------------------------------------------
Currency swap agreements
  (receive U.S. $/pay Australian $)
     Notional amount (in U.S.$)                   $   23      $    -
     Average exchange rate                          1.85           -
--------------------------------------------------------------------

7.2  Swaptions

     Swaptions at December 31 were as follows:

                                                   1999        1998
--------------------------------------------------------------------
Call swaptions
        Notional amount                           $    2      $  950
        Average strike rate                         4.63%       4.07%
--------------------------------------------------------------------
Put swaptions
        Notional amount                           $    1      $  690
        Average strike rate                         8.50%       8.33%
--------------------------------------------------------------------

        The swaptions outstanding at December 31, 1999 expire in 2000. Should the strike rates remain below market rates (for call swaptions) and above market rates (for put swaptions), the swaptions will expire and VALIC's exposure would be limited to the premiums paid. These premiums were immaterial.

7.3  Credit And Market Risk

        Derivative financial instruments expose VALIC to credit risk in the event of nonperformance by counterparties. VALIC limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. VALIC does not expect any counterparty to fail to meet its obligation; however, nonperformance would not have a material impact on VALIC's consolidated results of operations and financial position.

        VALIC's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

--------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------

                                        8

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

        Carrying amounts and fair values for certain of VALIC's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all VALIC's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                         1999                            1998
                                             ---------------------------     ------------------------------
                                             Fair Value   Carrying Amount    Fair Value     Carrying Amount
-----------------------------------------------------------------------------------------------------------
Assets
  Fixed maturity and equity securities       $   21,478*  $        21,478*   $   23,072*    $        23,072*
  Mortgage loans on real estate                   1,414             1,478         1,252               1,213
  Policy loans                                      806               849           801                 789
  Short-term investments                             94                94           164                 164
  Assets held in Separate Accounts               21,390            21,390        14,712              14,712
Liabilities
  Insurance investment contracts             $   21,817   $        23,441    $   23,314     $        23,219
  Liabilities related to Separate Accounts       21,390            21,390        14,712              14,712
-----------------------------------------------------------------------------------------------------------

* Includes derivative financial instruments with a fair value of ($4) in 1999 and $19 in 1998.

        The following methods and assumptions were used to estimate the fair values of financial instruments.

        Fixed Maturity and Equity Securities. Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality and average life of the investments.

        Mortgage Loans on Real Estate. Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

        Policy Loans. Fair value of policy loans was estimated using discounted cash flows and actuarially-determined assumptions, incorporating market rates.

        Assets and Liabilities Related to Separate Accounts. Fair value of separate account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds.

        Insurance Investment Contracts. Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                                       9

                     TRANSACTIONS WITH AFFILIATED COMPANIES

        In the ordinary course of business, VALIC is occasionally involved in transactions with affiliated companies. Transactions involving the purchase or disposal of securities are consummated at the market value of the security on the date of the transaction. Transactions with affiliated companies during each of the three years in the period ended December 31, 1999 were as follows:

        Operating expenses include $44 million in 1999, $47 million in 1998, and $22 million in 1997, for amounts paid to AGC or its subsidiaries primarily for rent, data processing services, use of facilities and investment expenses. Interest paid on borrowings from AGC totaled $2 million in 1999, $0 in 1998, and $1 million in 1997.

        On November 4, 1982, VALIC invested $12 million in 13 1/2% Restricted Subordinated Note due November 4, 2002 issued by AGC. Principal payments of $1 million were received on November 4, 1999, 1998, and 1997. VALIC recognized $1 million in interest income during 1999, 1998, 1997.

        On December 31, 1984, VALIC entered into a $49 million note purchase agreement with AGC. Under the agreement AGC issued an adjustable rate promissory note in exchange for VALIC's holdings of AGC preferred stock, common stock and warrants. The principal amount of the note is due in 20 equal installment payments commencing December 29, 1985 and concluding December 29, 2004. Principal payments of $2.4 million were received on December 29, 1999, 1998, and 1997. VALIC recognized $1 million of interest income on the note during 1999, 1998, and 1997.

        VALIC paid common stock dividends of $124 million, $34.69 per share; $181 million, $50.63 per share; and $379 million, $106.01 per share, to AGL in 1999, 1998, and 1997, respectively.

--------------------------------------------------------------------------------
12

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements - Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------

9.   Transactions with Affiliated Companies - (Continued)

        VALIC received capital contributions of $17 million, $122 million, and $250 million from AGL in 1999, 1998, and 1997, respectively.

        VALIC acquired bonds of various issuers from American General Life and Accident Insurance Company at a cost of $22 million and $26 million on January 30, 1997, and April 8, 1997, respectively.

        On December 5, 1997, VALIC acquired bonds of various issuers from Western National Life Insurance Company at a cost of $130 million.

                                       10

                         COMMITMENTS AND CONTINGENCIES

        VALIC is a defendant in various lawsuits arising in the normal course of business. VALIC believes it has valid defenses in these lawsuits and is defending the cases vigorously. VALIC also believes that the total amounts that would ultimately have to be paid arising from these lawsuits would have no material effect on its consolidated financial position.
        All 50 states have laws requiring solvent life insurance companies to pay assessments to state guaranty associations to protect the interests of policyholders of insolvent life insurance companies. The accrued liability for anticipated assessments was $6 million, $5 million, and $7 million, at December 31, 1999, 1998, and 1997, respectively. The 1999 liability was estimated by VALIC using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. Although the amount accrued represents VALIC's best estimate of its liability, this estimate may change in the future. Additionally, changes in state laws could decrease the amount recoverable against future premium taxes.

                                       11

                             EMPLOYEE BENEFIT PLANS

11.1 Pension Plans

        VALIC participates in several employee benefit plans which together cover substantially all of its employees. One of these plans is a defined benefit plan. Pension benefits under this plan are based on the participant's compensation and length of credited service. VALIC's funding policy for this plan is to contribute annually no more than the maximum amount that can be deducted for Federal income tax purposes.
        The components of pension expense and underlying assumptions for the defined benefit plan were as follows:

                                           1999          1998           1997
-----------------------------------------------------------------------------
Service cost (benefits earned)
  during period                            $    1        $    2        $    1
Interest cost on projected
  benefit obligation                            2             1             1
Expected return on plan assets                 (1)           (1)            -
-----------------------------------------------------------------------------
  Total pension expense                    $    2        $    2        $    2
-----------------------------------------------------------------------------
Weighted-average discount rate
  on benefit obligation                      7.75%         7.00%         7.25%
Rate of increase in
  compensation levels                        4.25          4.25          4.00
Expected long-term rate of
  return on plan assets                     10.35         10.25         10.00
-----------------------------------------------------------------------------

        The following table sets forth the funded status and amounts recognized in the consolidated balance sheet at December 31, 1999 and 1998 for VALIC's defined benefit pension plan:

                                                         1999          1998
-----------------------------------------------------------------------------
Projected benefit obligation                             $   22        $   21
Plan assets at fair value                                    18            15
-----------------------------------------------------------------------------
Projected benefit obligation in excess of
  plan assets                                                (4)           (6)
Unrecognized net gain (loss)                                 (2)            1
-----------------------------------------------------------------------------
    Net pension liability                                $   (6)       $   (5)
-----------------------------------------------------------------------------

        At December 31, 1999, the plans' assets were invested as follows: (1) 71% in equity mutual funds managed outside of AGC; (2) 26% in fixed income mutual funds managed by one of AGC's subsidiaries; (3) 1% in AGC stock;

11.2 Postretirement Benefits Other Than Pensions

        VALIC, through AGC, has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. VALIC has reserved the right to change or eliminate these benefits at any time.
        The life plans are fully insured; the retiree medical and dental plans are unfunded and self-insured. The accrued liability for postretirement benefits was $2.7 million and $2.4 million at year-end 1999 and 1998, respectively. These liabilities were discounted at the same rates used for the pension plans. Postretirement benefit expense in 1999, 1998, and 1997 was immaterial.

--------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements - Continued

December 31, 1999
In millions
--------------------------------------------------------------------------------
                                       12

                        IMPACT OF YEAR 2000 (UNAUDITED)

        As of March 10, 2000, all of VALIC's major technology systems, programs, and applications, including those which rely on third parties, are operating smoothly following the transition into 2000. No interruptions to normal business operations have been experienced, including the processing of customer account data and transactions. VALIC will continue to monitor its technology systems, including critical third party dependencies, as necessary to maintain Year 2000 readiness. VALIC does not expect any future disruptions, if they occur, to have a material effect on the results of operations, liquidity, or financial condition.
        Through December 31, 1999, VALIC incurred and expensed pretax costs of $32 million related to Year 2000 readiness, including $5 million in 1999, $20 million in 1998, and $6 million in 1997. In addition, the planned replacement of certain systems was accelerated as part of the Year 2000 plans. The cost of these replacement systems was immaterial. VALIC does not anticipate incurring any significant costs in the future to maintain Year 2000 readiness.

--------------------------------------------------------------------------------
14

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                          Consolidated Balance Sheet
                                  (Unaudited)

                                                                                                            At
In Thousands                                                                             Sept. 30, 2000           Dec 31, 1999
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments
   Fixed maturity securities (amortized cost: $21,270,460 in 2000
     and $21,797,400 in 1999)                                                               $20,814,199            $21,257,806
   Equity securities (cost $181,440 in 2000 and $181,274 in 1999)                               213,947                219,406
   Mortgage loans on real estate                                                              1,557,885              1,478,275
   Real estate                                                                                   24,732                 24,993
   Policy loans                                                                                 898,229                849,286
   Other long-term invested assets                                                              169,538                 95,020
   Short-term investments                                                                       865,225                 93,846
                                                                                       ----------------         --------------
        Total investments                                                                    24,543,755             24,018,632

Investment income receivable                                                                    376,475                386,741
Cash                                                                                             42,777                 25,835
Receivable for securities sold                                                                  336,464                 13,100
Deferred policy acquisition costs                                                             1,380,706              1,300,514
Cost of insurance purchased                                                                      16,221                 19,014
Due from reinsurer, net                                                                          11,310                 12,186
Other assets                                                                                    177,070                156,777
Assets held in Separate Accounts                                                             22,596,542             21,390,034
                                                                                       ----------------         --------------
          Total assets                                                                      $49,481,320            $47,322,833
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES

Policy reserves for fixed annuity investment contracts                                      $23,059,536            $23,440,693
Payable for securities purchased                                                                269,019                    442
Remittances not allocated                                                                        67,584                 49,481
Commissions, general expenses, and taxes (other than income taxes)                               51,326                 54,628
Other liabilities                                                                               959,595                139,990
Income tax liabilities                                                                          329,474                284,232
Liabilities related to Separate Accounts                                                     22,596,542             21,390,034
                                                                                       ----------------         --------------
          Total liabilities                                                                  47,333,076             45,359,500

------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDER'S EQUITY

Common stock 5,000,000 shares authorized
    and 3,575,000 issued and outstanding in 2000 and 1999                                         3,575                  3,575
Additional paid-in capital                                                                      852,925                851,828
Retained earnings                                                                             1,544,101              1,394,980
Accumulated other comprehensive income (loss)                                                  (252,357)              (287,050)
                                                                                       ----------------         --------------
          Total stockholder's equity                                                          2,148,244              1,963,333
                                                                                       ----------------         --------------
          Total liabilities and stockholder's equity                                        $49,481,320            $47,322,833
------------------------------------------------------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                       Consolidated Statement of Income
                                  (Unaudited)

                                                                                      Nine Months Ended          Year Ended
In Thousands                                                                           Sept. 30, 2000           Dec. 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
Premium and other considerations                                                            $    28,717           $    18,533
Surrender charges                                                                                12,797                15,164
Mortality charges                                                                               179,219               183,509
Expense charges                                                                                   7,211                 8,392
Net investment income                                                                         1,370,961             1,833,632
Realized investment gains (losses)                                                              (59,297)                4,819
Other income                                                                                     54,383                28,245
                                                                                      -----------------        --------------
            Total revenues                                                                    1,593,991             2,092,294

-----------------------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES

Insurance Policy Benefits                                                                        28,735                18,655
Increase in policy reserves for fixed annuity contracts                                         895,345             1,212,980
Expenses:
   Commissions                                                                                  120,288               148,516
   Salaries                                                                                      64,128                94,043
   Data processing                                                                               25,723                62,726
   Postage and telephone                                                                         13,241                21,728
   Sales promotion                                                                                8,785                10,925
   Depreciation expense on furniture and equipment                                               12,663                16,407
   Rent                                                                                           8,500                12,326
   Taxes, licenses, and fees                                                                      6,406                 9,579
   Printing and supplies                                                                          5,541                 7,897
   Other expenses                                                                                60,849                42,250
   Amortization of deferred policy acquisition costs                                             42,389                56,324
   Amortization of cost of insurance purchased                                                    2,021                 3,099
   Policy acquisition costs deferred                                                           (131,636)             (195,937)
                                                                                      -----------------        --------------
         Total expenses                                                                         238,898               289,883
                                                                                      -----------------        --------------
         Total benefits and expenses                                                          1,162,978             1,521,518

-----------------------------------------------------------------------------------------------------------------------------
EARNINGS

Income before income tax expense                                                                431,013               570,776
Income tax expense                                                                              142,531               195,052
                                                                                      -----------------        --------------
           Net income                                                                       $   288,482           $   375,724

-----------------------------------------------------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
           Consolidated Statement of Changes in Stockholder's Equity
                                 (Unaudited)

                                                                                  Nine Months Ended        Year Ended
In Thousands                                                                       Sept. 30, 2000         Dec. 31, 1999
-----------------------------------------------------------------------------------------------------------------------
COMMON STOCK
  Balance at beginning and end of year                                                  $     3,575         $     3,575

-----------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN-CAPITAL
  Balance at beginning of year                                                              851,828             833,372
     Capital contribution from stockholder                                                    1,097              18,456
                                                                                  -----------------       -------------
  Balance at end of year                                                                    852,925             851,828

-----------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
  Balance at beginning of year                                                            1,394,980           1,142,194
    Net income                                                                              288,482             376,786
    Dividends paid to stockholder                                                          (139,361)           (124,000)
                                                                                  -----------------       -------------
  Balance at end of year                                                                  1,544,101           1,394,980

-----------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss)
  Balance at beginning of year                                                             (287,050)            527,460
    Change during year                                                                       34,693            (814,510)
                                                                                  -----------------        ------------
  Balance at end of year                                                                   (252,357)           (287,050)
-----------------------------------------------------------------------------------------------------------------------

STOCKHOLDER'S EQUITY
     Balance at end of year                                                             $ 2,148,244         $ 1,963,333
------------------------------------------------------------------------------------------------------------------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT A
                                 CONTRACT FORM
                                   POTENTIA

                           PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  The financial statements of the Company are included in Part B hereof.

(b)  Exhibits

1. -- Resolutions adopted by The Variable Annuity Life Insurance Company Board of Directors at its Annual Meeting of April 18, 1979 establishing The Variable Annuity Life Insurance Company Separate Account A, incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Statement No. 5 filed with the Securities and Exchange Commission ("SEC") on March 1, 1996 (File No. 33-75292/811-3240).
2.        -- Not Applicable.
3. -- Underwriting Agreement between The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company Separate Account A and A.G. Distributors, Inc., incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 17 filed with the SEC on April 26, 2000 (File No. 33-75292/811-3240).

4(a).     -- Specimen Unallocated Group Contract GFVUA-600.
4(b).     -- Specimen Section 403(b) Tax Sheltered Annuity Endorsement.
5.        -- Specimen Application.
6(a). -- Copy of Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 5 filed with the SEC on March 1, 1996 (File No. 33-75292/811-3240).
6(b). -- Copy of Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990, incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 5 filed with the SEC on March 1, 1996 (File No. 33-75292/811-3240).
6(c). -- Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through March 4, 1992; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 11 filed with the SEC on December 23, 1997 (File No. 33-75292/811-
          3240).
7.        -- Not Applicable.
8(a). -- (i) Fund Participation Agreement between The Variable Annuity Life Insurance Company and Putnam Mutual Funds Corp., incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 8 filed with the SEC on June 28, 1996 (File No. 33-75292/811-3240).
          (ii) Amendment No. 1 to Fund Participation Agreement between The Variable Annuity Life Insurance Company and Putnam Mutual Funds Corp., effective August 18, 1997; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 11 filed with the SEC on December 23, 1997 (File No. 33-75292/811-3240).
8(b). -- (i) Fund Participation Agreement between The Variable Annuity Life Insurance Company and Twentieth Century Investors Inc., incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 8 filed with the SEC on June 28, 1996 (File No. 33-75292/811-3240).
          (ii) Amendment No. 1 to Fund Participation Agreement between The Variable Annuity Life Insurance Company, American Century Mutual Funds, Inc. and American Century Investment Management, Inc., effective December 8, 1997; incorporated herein by reference to Contract Form

          Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 11 filed with the SEC on December 23, 1997 (File No. 33-75292/811-3240). (iii) Amendment No. 2 dated January 1, 2000 to Fund Participation Agreement between The Variable Annuity Life Insurance Company, American Century Mutual Funds, Inc. and American Century Investment Management, Inc. dated April 30, 1996, as amended December 8, 1997; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 17 filed with the SEC on April 26, 2000 (File No. 33-75292/811-3240).
8(c) (i) Form of Services Agreement between The Variable Annuity Life Insurance Company and Janus Service Corporation incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 18 filed with the SEC on November 3, 2000 (File No. 33-75292/811-3240).
          (ii) Form of Participant Administrative Services Agreement between The Variable Annuity Life Insurance Company and Janus Service Corporation incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 18 filed with the SEC on November 3, 2000 (File No. 33-75292/811-3240).
          (iii) Form of Distribution and Shareholder Services Agreement between The Variable Annuity Life Insurance Company and Janus Distributors, Inc. incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 18 filed with the SEC on November 3, 2000 (File No. 33-75292/811-3240).

9.        -- Opinion and Consent of Counsel.
10.       -- Consent of Independent Auditors.
11.       -- Not Applicable.
12.       -- Not Applicable.
13.       -- Calculation of performance information.
14.       -- Not Applicable.
15. -- Supplemental Information Form which discloses Section 403(b)(11) withdrawal restrictions as set forth in a no-action letter issued by the SEC on November 28, 1988, and which requires the signed acknowledgment of participants who purchase Section 403(b) annuities with regard to these withdrawal restrictions; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 12 filed with the SEC on April 29, 1998 (File No. 33-75292/811-3240).
16(a). - Copy of manually signed powers of attorney for The Variable Annuity Life Insurance Company Directors Bruce R. Abrams, Kent E. Barrett, Rebecca G. Campbell, Robert P. Condon, John A. Graf and Carl J. Santillo; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 17 filed with the SEC on April 26, 2000 (File No. 33-75292/811-3240).


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company as of December 6, 2000 are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019.

NAME                   TITLE
John A. Graf           Chairman, Director and Chief Executive Officer
Robert P. Condon       Director and President
Bruce R. Abrams        Director and Executive Vice President - AGAIC Sales
Kent E. Barrett        Director, Executive Vice President and Chief Financial
                       Officer
Alice T. Kane          Executive Vice President - AG Fund Group
M. Kathleen Adamson    Executive Vice President - Operations Administration
Michael J. Akers       Senior Vice President and Chief Actuary
Richard L. Bailey      Senior Vice President - Planning & Expense Management
Michael A. Betts       Senior Vice President - Systems
Rebecca G. Campbell    Director and Senior Vice President - Human Resources
Mary L. Cavanaugh      Director and Senior Vice President - General Counsel and
                       Secretary
Jennifer D. Cobbs      Senior Vice President - Field Sales Development
Kenneth E. Coffey      Senior Vice President - National Marketing Director
Terry Eleftheriou      Senior Vice President - Finance


Sharla A. Jackson      Senior Vice President - Customer Serviced Amarillo
Stephen G. Kellison    Senior Vice President - Product Management
Richard J. Lindsay     Senior Vice President - Marketing
Rosalia Nolan          Senior Vice President - Institutional Services
Robert E. Steele       Senior Vice President - Speciality Products
Jane E. Bates          Vice President & Chief Compliance Officer
Rosemary Beauvais      Vice President - Corporate Technology Services
James D. Bonsall       Vice President - Financial Reporting
Gregory S. Broer       Vice President - Actuarial
Richard A. Combs       Vice President - Actuarial
Neil J. Davidson       Vice President - Actuarial
David H. den Boer      Vice President - Compliance
Jill A. Etta           Vice President - Variable Annuity Sales
Terry B. Festervand    Vice President & Treasurer
Daniel Fritz           Vice President - Actuarial
Michael D. Gifford     Vice President - Case Development
Joseph G. Girgenti     Vice President - Sales Support
Albert J.Guiterrez     Vice President & Investment Officer
Calvin King            Vice President - North Houston Customer Care Center
Traci P. Langford      Vice President - Account Management
Jerry L. Livers        Vice President - PPGA Sales
Edward P. Millay       Vice President & Controller & Financial Reporting
Cindy Moore            Vice President - Budget & Expense Management
Thomas G. Norwood      Vice President - Broker/Dealer Operations
Deanna Osmonson        Vice President - Insurance Sales Practices, Compliance
Rembert R. Owen, Jr.   Vice President and Assistant Secretary
Larry Robinson         Vice President - Product Development
Steven D. Rubinstein   Vice President - Financial Planning and Reporting
Keith Schlosser        Vice President - Sales Executive Administration
Richard W. Scott       Vice President and Chief Investment Officer
Gary N. See            Vice President - Group Actuarial
Nancy K. Shumbera      Vice President - Business Solution Development
Brenda Simmons         Vice President - Premium Processing
David Snyder           Vice President - Electronic Commerce
Paula F. Snyder        Vice President - AGRS Marketing Communications
James P. Steele        Vice President - Speciality Products
Kenneth R. Story       Vice President - Information Technology
Brian R. Toldan        Vice President - General Auditor
Julia S. Tucker        Vice President - Investment Officer
Krien Verberkmoes      Vice President - Sales Compliance
William A. Wilson      Vice President - Government Affairs
Roger E. Hahn          Investment Officer
C. Scott Inglis        Investment Officer
Gordon S. Massie       Investment Officer
Craig R. Mitchell      Investment Officer
W. Larry Mask          Real Estate Investment Officer and Assistant Secretary
D. Lynne Walters       Tax Officer
Kurt Bernlohr          Assistant Secretary
Pauletta P. Cohn       Assistant Secretary
Lauren W. Jones        Assistant Secretary
Christine W. McGinnis  Assistant Secretary
Connie E. Pritchett    Assistant Secretary
Daniel R. Cricks       Assistant Tax Officer
Eric Alexander         Assistant Treasurer
Paul Hoepfl            Assistant Treasurer
Kristy L. McWilliams   Assistant Treasurer
William H. Murray      Assistant Treasurer
Tara S. Rock           Assistant Treasurer
Carolyn Roller         Assistant Treasurer


Marilyn S. Zlotnick    Assistant Controller
Leslie K. Bates        Administrative Officer
Mary C. Birmingham     Administrative Officer
Donald L. Davis        Administrative Officer
Robert A. Demchak      Administrative Officer
Ted D. Hennis          Administrative Officer
William L. Hinkle      Administrative Officer
Joan M. Keller         Administrative Officer
William R. Keller, Jr. Administrative Officer
Fred M. Lowery         Administrative Officer
James F. McCulloch     Administrative Officer
Michael M. Mead        Administrative Officer
Kathryn T. Smith       Administrative Officer

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

The following is a list of American General Corporation's subsidiaries as of December 31, 2000. All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).


                                                                                           Jurisdiction of
                                          Name                                             Incorporation
--------------------------------------------------------------------------------           ---------------
AGC Life Insurance Company.....................................................            Missouri
  American General Property Insurance Company/16/..............................            Tennessee
    American General Property Insurance Company of Florida.....................            Florida
  American General Life and Accident Insurance Company/6/......................            Tennessee
  American General Life Insurance Company/7/...................................            Texas
    American General Annuity Service Corporation...............................            Texas
    American General Life Companies............................................            Delaware
    American General Life Insurance Company of New York........................            New York
    The Winchester Agency Ltd..................................................            New York
    The Variable Annuity Life Insurance Company................................            Texas
      Parkway 1999 Trust/17/ ..................................................            Maryland
      PESCO Plus, Inc/14/......................................................            Delaware
      American General Gateway Services, L.L.C./15/............................            Delaware
      The Variable Annuity Marketing Company...................................            Texas
      American General Financial Advisors, Inc.................................            Texas
      American General Retirement Services Company.............................            Texas
      VALIC Trust Company......................................................            Texas
      American General Assignment Corporation of New York......................            New York
 The Franklin Life Insurance Company...........................................            Illinois
   The American Franklin Life Insurance Company................................            Illinois
   Franklin Financial Services Corporation.....................................            Delaware
 HBC Development Corporation...................................................            Virginia
 Templeton American General Life of Bermuda, Ltd/13/...........................            Bermuda
 Western National Corporation..................................................            Delaware
   WNL Holding Corp............................................................            Delaware
    American General Annuity Insurance Company.................................            Texas
    American General Assignment Corporation....................................            Texas
    American General Distributors, Inc.........................................            Delaware
    A.G. Investment Advisory Services, Inc ....................................            Delaware
    American General Financial Institution Group, Inc..........................            Delaware
    WNL Insurance Services, Inc................................................            Delaware
American General Asset Management Corp.........................................            Delaware
American General International, Inc............................................            Delaware
American General Enterprise Services, Inc......................................            Delaware
American General Corporation*..................................................            Delaware


American General Delaware Management Corporation/1/.........................................    Delaware
American General Finance, Inc. .............................................................    Indiana
  HSA Residential Mortgage Services of Texas, Inc. .........................................    Delaware
  AGF Investment Corp. .....................................................................    Indiana
  American General Auto Finance, Inc. ......................................................    Delaware
  American General Finance Corporation/8/...................................................    Indiana
    American General Finance Group, Inc. ...................................................    Delaware
      American General Financial Services, Inc./9/ .........................................    Delaware
        The National Life and Accident Insurance Company....................................    Texas
    Merit Life Insurance Co. ...............................................................    Indiana
    Yosemite Insurance Company..............................................................    Indiana
  American General Finance, Inc. ...........................................................    Alabama
  A.G. Financial Service Center, Inc. ......................................................    Utah
  American General Bank, FSB................................................................    Utah
  American General Financial Center, Inc.*..................................................    Indiana
  American General Financial Center, Incorporated*..........................................    Indiana
  American General Financial Center Thrift Company*.........................................    California
  Thrift, Incorporated*.....................................................................    Indiana
American General Funds Distributors, Inc. ..................................................    Delaware
American General Investment Advisory Services, Inc.*........................................    Texas
American General Investment Holding Corporation/10/.........................................    Delaware
  American General Investment Management, L.P./10/..........................................    Delaware
American General Investment Management Corporation/10/......................................    Delaware
American General Realty Investment Corporation..............................................    Texas
  AGLL Corporation/11/......................................................................    Delaware
  American General Land Holding Company.....................................................    Delaware
    AG Land Associates, LLC/11/.............................................................    California
  GDI Holding, Inc.*/12/....................................................................    California
  Pebble Creek Service Corporation..........................................................    Florida
  SR/HP/CM Corporation......................................................................    Texas
Green Hills Corporation.....................................................................    Delaware
Knickerbocker Corporation...................................................................    Texas
  American Athletic Club, Inc. .............................................................    Texas
Pavilions Corporation.......................................................................    Delaware
USLIFE Corporation..........................................................................    Delaware
  All American Life Insurance Company.......................................................    Illinois
  American General Assurance Company........................................................    Illinois
    American General Indemnity Company......................................................    Nebraska
    USLIFE Credit Life Insurance Company of Arizona.........................................    Arizona
  American General Life Insurance Company of Pennsylvania...................................    Pennsylvania
  I.C. Cal*.................................................................................    California
  North Central Administrators, Inc. .......................................................    Minnesota
  North Central Life Insurance Company......................................................    Minnesota
    North Central Caribbean Life, Ltd.......................................................    Nevis
  The Old Line Life Insurance Company of America............................................    Wisconsin
  The United States Life Insurance Company in the City of New York..........................    New York
  American General Bancassurance Services, Inc. ............................................    Illinois
    USMRP, Ltd. ............................................................................    Turks & Caicos
      The Huntington National Life Insurance Company/18/....................................    Arizona
 USLIFE Realty Corporation..................................................................    Texas
      USLIFE Real Estate Services Corporation...............................................    Texas
 USLIFE Systems Corporation.................................................................    Delaware

American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.

                                    NOTES

/1/ American General Capital, L.L.C., a limited liability company was formed in the State of Delaware on March 28, 1995. The limited liability interests are jointly owned by AGC and AGDMC and the business and affairs are managed by AGDMC:





/2/ On November 26, 1996, American General Institutional Capital A (AG Cap Trust A), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees:
     Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.

/3/ On November 14, 1997, American General Capital I, American General Capital II, American General Capital III, and American General Capital IV (collectively, the "Trusts"), all Delaware business trusts, were created. Each of the Trusts' business and affairs are conducted through its trustees: Bankers Trust (Delaware) and James L. Gleaves (not in his individual capacity, but solely as Trustee).

/4/ On July 10, 1997, the following insurance subsidiaries of AGC became the direct owners of the indicated percentages of membership units of SBIL B, L.L.C. ("SBIL B"), a U.S. limited liability company: VALIC (22.6%), FL (8.1%), AGLA (4.8%) and AGL (4.8%). Through their aggregate 40.3% interest in SBIL B, VALIC, FL, AGLA and AGL indirectly own approximately 28% of the securities of SBI, an English company, and 14% of the securities of ESBL, an English company, SBP, an English company, and SBFL, a Cayman Islands company. These interests are held for investment purposes only.

/5/ Effective December 5, 1997, AGC and Grupo Nacional Provincial, S.A. ("GNP") completed the purchase by AGC of a 40% interest in Grupo Nacional Provincial Pensions S.A. de C.V., a new holding company formed by GNP, one of Mexico's largest financial services companies.

/6/ AGLA owns approximately 12% of Whirlpool Financial Corp. ("Whirlpool") preferred stock. AGLA's holdings in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool. The interests in Whirlpool (which is a corporation that is not associated with AGC) are held for investment purposes only.

/7/ AGL owns 100% of the common stock of American General Securities Incorporated ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:

        American General Insurance Agency, Inc. (Missouri)
        American General Insurance Agency of Hawaii, Inc. (Hawaii)
        American General Insurance Agency of Massachusetts, Inc. (Massachusetts)

     In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:
        American General Insurance Agency of Ohio, Inc. (Ohio)
        American General Insurance Agency of Texas, Inc. (Texas)
        American General Insurance Agency of Oklahoma, Inc. (Oklahoma)
        Insurance Masters Agency, Inc. (Texas)

     The foregoing indirectly related agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.

/8/ American General Finance Corporation is the parent of an additional 42 wholly-owned subsidiaries incorporated in 25 states for the purpose of conducting its consumer finance operations, in addition to those noted in footnote 9 below.

/9/ American General Financial Services, Inc., is the direct or indirect parent of an additional 8 wholly-owned subsidiaries incorporated in 5 states and Puerto Rico for the purpose of conducting its consumer finance operations.

/10/ American General Investment Management, L.P., a Delaware limited partnership, is jointly owned by AGIHC and AGIMC. AGIHC holds a 99% limited partnership interest, and AGIMC owns a 1% general partnership interest.

/11/ AG Land Associates, LLC is jointly owned by AGLH and AGLL. AGLH holds a
     98.75% managing interest and AGLL owns a 1.25% managing interest.

/12/ AGRI owns a 75% interest in GDI Holding, Inc.

/13/ AGCL owns 50% of the common stock of TAG Life. Templeton International,
     Inc., a Delaware corporation, owns the remaining 50% of TAG Life. Templeton International, Inc. is not affiliated with AGC.

/14/ VALIC holds 90% of the outstanding common shares of PESCO Plus, Inc. The
     Florida Education Association/United, a Florida teachers union and unaffiliated third party, holds the remaining 10% of the outstanding common shares.

/15/ VALIC holds 90% of the outstanding common shares of American General
     Gateway Services, L.L.C. Gateway Investment Services, Inc., a California corporation and an unaffiliated third party, holds the remaining 10% of the outstanding common shares.

/16/ AGPIC is jointly owned by AGCL and AGLA.  AGCL owns 51.85% and AGLA owns
     48.15% of the  issued and outstanding shares of AGPIC.

/17/ Parkway 1999 Trust was formed as a Maryland business trust to function as an investment subsidiary. VALIC owns 100% of its common equity.

/18/ On November 17, 2000, USMRP acquired 29,000 shares of The Huntington
     National Life Insurance Company's preferred stock for investment purposes only. The Arizona Department of Insurance approved USMRP's disclaimer of control on November 13, 2000.

 COMPANY ABBREVIATIONS AS USED IN ITEM 26:

                       COMPANY ABBREVIATIONS AS USED IN
                       REGISTRATION STATEMENT AMENDMENT

                                                                      State/Jur.
Abb.                                Company                          of Domicile
----------  -------------------------------------------------------  -----------
 AAL        All American Life Insurance Company....................        IL
 AAth       American Athletic Club, Inc. ..........................        TX
 AFLI       The American Franklin Life Insurance Company...........        IL
 AGAIC      American General Annuity Insurance Company.............        TX
 AGAMC      American General Asset Management Corp. ...............        DE
 ASGN-NY    American General Assignment Corporation of New York....        NY
 AGAC       American General Assurance Company.....................        IL
 AGAS       American General Annuity Service Corporation...........        TX
 AGBS       American General Distributors, Inc. ...................        DE
 AGB        American General Bank, FSB.............................
 AGC        American General Corporation...........................        TX
 AGCL       AGC Life Insurance Company.............................        MO
 AGDMC      American General Delaware Management Corporation.......        DE
 AGES       American General Enterprise Services, Inc. ............        DE
 AGF        American General Finance, Inc. ........................        IN
 AGFC       American General Finance Corporation...................        IN
 AGFCI      American General Financial Center, Incorporated........        IN
 AGFCT      American General Financial Center Thrift Company.......        CA
 AGFG       American General Finance Group, Inc. ..................        DE
 AGFDI      American General Funds Distributors, Inc. .............        DE
 AGF Inv    AGF Investment Corp. ..................................        IN
 AGFn       A.G. Financial Service Center, Inc. ...................        UT
 AGFnC      American General Financial Center, Inc. ...............        IN
 AGFS       American General Financial Services, Inc. .............        DE
 AGFA       American General Financial Advisors, Inc. .............        TX
 AGFIG      American General Financial Institutions Group, Inc. ...        DE
 AGGS       American General Gateway Services, L.L.C. .............        DE
 AGIA       American General Insurance Agency, Inc. ...............        MO
 AGIAH      American General Insurance Agency of Hawaii, Inc. .....        HI
 AGIAM      American General Insurance Agency of
                Massachusetts, Inc. ...............................        MA
AGIAO       American General Insurance Agency of Ohio, Inc.               OH
AGIAOK      American General Insurance Agency of Oklahoma, Inc. ...       OK
AGIAS       A.G. Investment Advisory Services, Inc. ...............       DE

AGIAT       American General Insurance Agency of Texas, Inc. .........   TX
AGII        American General International, Inc. .....................   DE
AGIHC       American General Investment Holding Corporation...........   DE
AGIM        American General Investment Management, L.P. .............   DE
AGIMC       American General Investment Management Corporation........   DE
AGIND       American General Indemnity Company........................   NE
AGL         American General Life Insurance Company...................   TX
AGLC        American General Life Companies...........................   DE
AGLA        American General Life and Accident Insurance Company......   TN
AGLH        American General Land Holding Company.....................   DE
AGLL        AGLL Corporation..........................................   DE
AGNY        American General Life Insurance Company of New York.......   NY
AGPA        American General Life Insurance Company of Pennsylvania...   PA
AGPIC       American General Property Insurance Company...............   TN
AGRI        American General Realty Investment Corporation............   TX
AGRSC       American General Retirement Services Company..............   TX
AGSI        American General Securities Incorporated..................   TX
AGX         American General Exchange, Inc. ..........................   TN
ASGN        American General Assignment Corporation...................   TX
FFSC        Franklin Financial Services Corporation...................   DE
FL          The Franklin Life Insurance Company.......................   IL
GHC         Green Hills Corporation...................................   DE
HBDC        HBC Development Corporation...............................   VA
KC          Knickerbocker Corporation.................................   TX
ML          Merit Life Insurance Co. .................................   IN
NLA         The National Life and Accident Insurance Company..........   TX
NCA         North Central Administrators, Inc. .......................   MN
NCL         North Central Life Insurance Company......................   MN
NCCL        North Central Caribbean Life, Ltd. .......................   T&C
OLL         The Old Line Life Insurance Company of America............   WI
PKWY        Parkway 1999 Trust........................................   MD
PAV         Pavilions Corporation.....................................   DE
PCSC        Pebble Creek Service Corporation..........................   FL
PIFLA       American General Property Insurance Company of Florida....   FL
PPI         PESCO Plus, Inc. .........................................   DE
RMST        HSA Residential Mortgage Services of Texas, Inc. .........   DE
SRHP        SR/HP/CM Corporation......................................   TX
TAG Life    Templeton American General Life of Bermuda, Ltd. .........   BA
TI          Thrift, Incorporated......................................   IN
UAS         American General Bancassurance Services, Inc. ............   IL
UC          USLIFE Corporation........................................   DE
UCLA        USLIFE Credit Life Insurance Company of Arizona...........   AZ
URC         USLIFE Realty Corporation.................................   TX
URSC        USLIFE Real Estate Service Corporation....................   TX
USC         USLIFE System Corporation.................................   DE
USL         The United States Life Insurance Company in the City of
            New York..................................................   NY
USMRP       USMRP, Ltd. ..............................................   T&C
HNLIC       The Huntington National Life Insurance Company............   AZ
VALIC       The Variable Annuity Life Insurance Company...............   TX
VAMCO       The Variable Annuity Marketing Company....................   TX
VTC         VALIC Trust Company.......................................   TX
WA          The Winchester Agency Ltd. ...............................   NY
WIS         WNL Insurance Services, Inc. .............................   DE
WNC         Western National Corporation..............................   DE
WNLH        WNL Holding Corp. ........................................   DE
YIC         Yosemite Insurance Company................................   IN

ITEM 27. NUMBER OF CONTRACT OWNERS

As of December 31, 2000, there were no Owners of the Contracts.

ITEM 28. INDEMNIFICATION

Set forth below is a summary of the general effect of applicable provisions of the Depositor's Bylaws regarding indemnification of, and advancement of legal expenses to, the Depositor's officers, directors and employees (collectively, "Indemnitees").

The Depositor shall indemnify any Indemnitee who was or is a named defendant or respondent or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (including any action by or in the right of the Depositor), or any appeal of such action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that the Indemnitee is or was a director, or officer or employee of the Depositor, or is or was serving at the request of the Depositor as a director, officer, partner, venturer, proprietor, trustee, employee, or similar functionary of another foreign or domestic corporation or nonprofit corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection with such action, suit or proceeding, if Indemnitee acted in good faith and in a manner he reasonably believed, (i) in the case of conduct in his official capacity as a director of the Depositor, to be in the best interests of the Depositor and (ii) in all other cases, to be not opposed to the best interests of the Depositor; and, with respect to any criminal action or proceeding, if Indemnitee had no reasonable cause to believe his conduct was unlawful; provided, however that in the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Depositor, the indemnity shall be limited to reasonable expenses (including court costs and attorneys' fees) actually incurred in connection with such action, suit or proceeding; and no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Depositor or liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity as a director or officer. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Depositor; and, with respect to any criminal action or proceeding, shall not create a presumption that the person had reasonable cause to believe that his conduct was unlawful.

Where an Indemnitee of the Depositor or other person entitled to indemnity hereunder has been wholly successful, on the merits or otherwise, in defense of any such action, suit or proceeding, Indemnitee shall be indemnified against reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection therewith.

Any indemnification (unless otherwise ordered by a court of competent jurisdiction) shall be made by the Depositor only as authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who at the time of the vote have not been named as defendants or respondents in such action, suit or proceeding, or
(ii) if such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in such action, suit or proceeding, or (iii) by special legal counsel selected by the Board of Directors (or a committee thereof) by vote in the manner set forth in subparagraphs (i) and (ii) immediately above or if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors, or (iv) by the shareholders in a vote that excludes the shares held by any Indemnitee who is named as a defendant or respondent in such action, suit or proceeding.

Reasonable expenses incurred by an Indemnitee of the Depositor or other person entitled to indemnity hereunder, who was, is or is threatened to be made a named defendant or respondent in any such action, suit or proceeding described above may be paid by the Depositor in advance of the final deposition thereof upon (i) receipt of a written affirmation by the Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the Indemnitee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Depositor as authorized under this article and (ii) a determination that the facts then known to those making the determination would not preclude indemnification under this article.

Notwithstanding any other provision of this article, the Depositor may pay or reimburse expenses incurred by any Indemnitee of the Depositor or any other person entitled to indemnity hereunder in connection with his appearance as a witness or other participation in any action, suit or a proceeding described above at a time when he is not named defendant or respondent in such action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by the Depositor is against public policy, as expressed in the Act, and therefore may be unenforceable. In the event (a) that a claim for such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person; and (b) the Securities and Exchange Commission is still of the same opinion that the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit such cause to a court of appropriate jurisdiction, the question of whether such indemnification by the Depositor is against public policy as expressed in the Act will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) American General Distributors, Inc. acts as exclusive distributor and principal underwriter of the Registrant and as principal underwriter for the North American Funds Variable Product Series I and North American Funds Variable Product Series II, each a registered investment company.

     (b) The following information is furnished with respect to each officer and director of American General Distributors, Inc. The principal address for each officer and director listed below is 2929 Allen Parkway, Houston, Texas 77019:

NAME AND PRINCIPAL          POSITIONS AND OFFICES
BUSINESS ADDRESS            WITH UNDERWRITER
Robert P. Condon            Director, Chairman of the Board, Chief Executive
                            Officer and President
Mary Cavanaugh              Director and Secretary
Thomas G. Norwood           Director, Chief Financial Officer and Treasurer
Jane E. Bates               Vice President and Chief Compliance Officer
V. Keith Roberts            Vice President -- Operations
D. Lynne Walters            Tax Officer
Cheryl G. Hemley            Assistant Secretary
Daniel R. Cricks            Assistant Tax Officer
James D. Bonsall            Assistant Treasurer
Steven D. Rubinstein        Assistant Treasurer
Marilyn S. Zlotnick         Assistant Treasurer

     (c) American General Distributors, Inc. is the principal underwriter for the Registrant. The licensed agents who sell the forms of Contract covered by this registration statement are compensated for such sales by commissions paid by Depositor. These commissions do not result in any charge to the Registrant or to Contract Owners, Participants, Annuitants or Beneficiaries in addition to the charges described in the prospectuses for the Contract.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be in the physical possession of:

     The Variable Annuity Life Insurance Company
     2929 Allen Parkway
     Houston, Texas 77019

ITEM 31. MANAGEMENT SERVICES

There have been no management-related services provided to the Separate Account for the last three fiscal years.

ITEM 32. UNDERTAKINGS

     a. VALIC hereby commits itself, on behalf of the Contract Owners, to the following undertakings:

          1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          2. To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information; or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

          3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

     c.   Additional Commitments

     The Tax Reform Act of 1986 added to the Internal Revenue Code a new Section 403(b)(11) which applies to tax years beginning after December 31, 1988. This paragraph provides that withdrawal restrictions apply to contributions made and interest earned subsequent to December 31, 1988. Such restrictions require that distributions not begin before age 59 1/2, separation from service, death, disability, or hardship (only employee contributions without accrued interest may be withdrawn in case of hardship). These withdrawal restrictions appear in the Section "Federal Tax Matters" in either the Prospectus or the Statement of Additional Information for Contracts of this Registration Statement.

     The Company relies on a no-action letter issued by the Securities and Exchange Commission on November 28, 1988 stating that no enforcement action would be taken under sections 22(e), 27(c)(1), or 27(d) of the Investment Company Act of 1940 (the "Act") if, in effect, the Company permits restrictions on cash distributions from elective contributions to the extent necessary to comply with Section 403(b)(11) of the Internal Revenue Code in accordance with the following conditions:

     (1) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connetion with the offer of the Contract;

     (2) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     (3) Instruct sales representatives who solicit participants to purchase the Contact specifically to being the redemption restrictions imposed by
     Section 403(b)(11) to the attention of the potential participants;

     (4) Obtain from each plain participant who purchases a Section 403(b) annuity Contract, prior to or at the time of such purchase, a signed statement acknowledge the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) the investment alternatives available under the employer's Section 403(b) arrangement, to which the participant may elect to transfer his contract value.

     The Company has complied, and is complying, with the provisions of paragraphs (1)-(4) above.

     The Company relies on Rule 6c-7 of the Act which states that a registered separate account, and any depositor of or underwriter for such account, shall be exempt from the provisions of sections 22(e), 27(c)(1) and 27(d) of the Act with respect to this Contract participating in this account to the extent necessary to permit compliance with the Texas Optional Retirement Program (Program) in accordance with the following conditions:

       (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

       (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of this Contract to Program participants;

        (c) instruct salespeople who solicit Program participants to purchase this Contract specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants;

        (d) obtain from each Program participant who purchases this Contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

   The Company has complied, and is complying, with the provisions of paragraphs
(a)-(d) above.

   The Company relies on an order issued by the Securities and Exchange Commission on May 19, 1993 exempting it from the provisions of section 22(e), 27(c)(1) and 27(d) of the Act with respect to this Contract participating in this account to the extent necessary to permit compliance with the Optional Retirement Program of the State University System of Florida ("Florida ORP") as administered by the Division of Retirement of the Florida Department of Management Services ("Division") in accordance with the following conditions:

        (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in each registration statement, including the prospectus, relating to the Contracts issued in connection with the Florida ORP;

        (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in any sales literature used in connection with the offer of Contracts to Eligible Employees;

        (c) instruct salespeople who solicit Eligible Employees to purchase the Contracts specifically to bring the restrictions on redemption imposed by the Division to the attention of the Eligible Employees;

        (d) obtain from each Participant in the Florida ORP who purchases a Contract, prior to or at the time of such purchase, a signed statement acknowledging the Participant's understanding: (i) of the restrictions on redemption imposed by the Division, and (ii) that other investment alternatives are available under the Florida ORP, to which the Participant may elect to transfer his or her Contract values.

   The Company has complied, and is complying, with the provisions of paragraphs
(a)-(d) above.

                              POWERS 0F ATTORNEY

     Each person whose signature appears below hereby appoints Kent E. Barrett, Mary L. Cavanaugh and Pauletta P. Cohn, and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this amended Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Variable Annuity Life Insurance Company Separate Account A has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State Of Texas on this 7th day of February, 2001.


                              THE VARIABLE ANNUITY LIFE
                              INSURANCE COMPANY
                              SEPARATE ACCOUNT A
                              (Registrant)



                              BY:  THE VARIABLE ANNUITY LIFE
                                   INSURANCE COMPANY
                                   (On behalf of the Registrant and itself)


                              By:  /s/ Mary L. Cavanaugh
                                  ------------------------------------------
                                       Mary L. Cavanaugh
                                       Executive Vice President

[SEAL]



ATTEST:  /s/ Pauletta P. Cohn
       -----------------------------------
             Pauletta P. Cohn
             Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                        Title                        Date
---------                        -----                        ----
     /s/ John A. Graf            Principal Executive Officer  February 7, 2001
------------------------------   and Director
John A. Graf


     /s/ Kent E. Barrett         Principal Financial and      February 7, 2001
------------------------------   Accounting Officer and
Kent E. Barrett                  Director


     /s/ Bruce R. Abrams         Director                     February 7, 2001
------------------------------
Bruce R. Abrams


     /s/ M. Kathleen Adamson     Director                     February 7, 2001
------------------------------
M. Kathleen Adamson


     /s/ Rebecca G. Campbell     Director                     February 7, 2001
------------------------------
Rebecca G. Campbell


     /s/ Mary L. Cavanaugh       Director                     February 7, 2001
------------------------------
Mary L. Cavanaugh


     /s/ Robert P. Condon        Director                     February 7, 2001
------------------------------
Robert P. Condon